Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Whereable Technologies, Inc
1000 Johnnie Dodds Boulevard - Suite 103-312
Mount Pleasant, SC 29464
www.riskband.com

Up to $5,000,000.00 in Common Stock at $4.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Whereable Technologies, Inc
Address: 1000 Johnnie Dodds Boulevard - Suite 103-312, Mount Pleasant, SC 29464
State of Incorporation: DE
Date Incorporated: March 12, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 2,500 shares of Common Stock
Offering Maximum: $5,000,000.00 | 1,250,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $400.00

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Friends and Family - First 7 days | 15% bonus shares

Super Early Bird - Next 7 days | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Tier 1: $2,500+

5% additional bonus shares

Tier 2: $5,000+

10% additional bonus shares

Tier 3: $10,000+

15% additional bonus shares

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Whereable Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Whereable Technologies, Inc. (the "Company") was originally formed as a Delaware limited liability company, Whereable Technologies LLC, in 2015, and converted to a Delaware corporation on April 1, 2021.

Our initial product, marketed to businesses under the trademarked brand "RiskBand," is the first SaaS platform with an accompanying discreet wearable device that provides instant emergency response, with the single push of a button, to the user's chosen emergency response provider. The combined product offering has been purpose-built by the Company with a unique set of technologies designed to improve the safety and security of "at-risk employees" or "lone workers," who populate numerous end markets and constitute a large and growing number of employees. The Company believes that this end market is significantly underpenetrated since publicly available data indicates that only approximately 2% of the total population of lone workers / at-risk employees are currently using emergency response products and services.

Whereable Technologies, Inc. markets its products and services through its wholly-owned subsidiary Risk Band LLC, a Delaware Limited Liability Company which the company formed in 2015. The Company manages the operations of Risk Band and owns the intellectual property that Risk Band uses in providing its products and services to it customers. The accounts of the Company and Risk Band are consolidated, and intercompany transactions are eliminated in consolidation

The Company's intangible assets consist of its registered traded marks: "RISKBAND"; "ARIES"; "ACTIVATION. COORDINATION. RESPONSE"; "BY YOURSELF BUT NEVER ALONE"

The Company does not have any patents.

Competitors and Industry

Personal emergency response systems ("PERS"), such as our devices, are equipped to allow individuals to call for assistance immediately in case of an emergency. They tend to be designed either as wristbands or neck pendants, and they carry a transmitter to alert emergency services when required. Once connected to the emergency operator, the operator then finds out the individual's location, and figures out the severity of the event. If necessary, the operator then contacts the pertinent authorities and shares, if possible, personal and health information about the individual.

The PERS device market also encompasses lone workers, who are defined as anyone working alone as part of their job, has to work alone. Examples include real estate agents, delivery workers, or gas station clerks. Demand for emergency response devices is driven due to the risks faced by this demographic. Lone workers are unable to rely on nearby coworkers in the case of an emergency. The danger can vary from medical to abduction to violence. With these risks, the business requires an ability to remotely monitor and protect lone workers in the case of an emergency. Regulations are expected to increase demand as new laws require companies to protect their lone workers.

The Company has several major competitors in the business-to-business PERS market. Principal competitors include: Blackline ("BLN" on the TSX Venture Exchange) is a leader and the Company's primary competition in the oil and gas industry. AT&T also has a significant presence in the hotel and resort space, but, all the devices that they offer are tethered, and need another system for the device to work independently. Other competitors in the PERS market include: SoloProtect (based in the United Kingdom); and Axon Enterprises, Inc, which services the public safety market and offers body cameras and evidence management. In addition, there are other companies that offer "dumb devices" or small panic buttons which are primarily aimed at the consumer market and require connectivity to a cell phone or other tethered interface.

The Company's devices are distinguished from other systems in the PERS market by the fact that they: are not reliant upon smartphone technology; are durable and untethered to a smartphone; have multiple functionalities versus single-use devices; are manufactured in the USA; have a low cost of ownership compared to other products, and the cloud-based software platform that supports the devices can be readily integrated with the customer's existing security applications and customized for the customer's desired response protocols.

Current Stage and Roadmap

Since inception, we have focused our efforts on the development of our devices and SaaS platform, which were primarily developed by our internal engineering team, and the establishment of reseller arrangements with companies with substantial sales forces that service the business security market, including Everbridge, Inc. (NASDAQ: EVBG)(one of the industry's most well-respected international emergency software platforms), and Interface Security Systems (a leading provider of managed network, asset protection, and business intelligence solutions). The actual licensing and deployment of completed devices did not begin in earnest until the latter part of 2019, and our marketing efforts were adversely affected by uncertainties created for our prospective customers by the pandemic. Various well-recognized businesses currently use our devices, and many of them have increased their usage over time.

Currently, our highest priority is the development of our new Generation3 device that will support cellular 4G communications in North America, will have improved GPS performance, and will have significantly increased battery life. Our engineering team delivered a working prototype of the GEN3 device in June, and we expect mass production to commence in the first quarter of 2022.

The Team

Officers and Directors

Name: A. Dale Mayo

A. Dale Mayo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board (Interim CEO)
  Dates of Service: March 01, 2020 - Present
  Responsibilities: Manages the day-to-day operations of the company subject to direction by the board of directors. Mr. Mayo has not received any salary or equity compensation. He purchased 83,333 shares of Preferred Stock at $3.00/share and also exchanged his previously owned 274,997 shares of Common Stock for 274,997 shares of Preferred Stock. As a result, Mr. Mayo now holds a total of 368,122 shares of Preferred Stock.

- **Position:** Member of the Board of Directors

Dates of Service: February 01, 2016 - Present
Responsibilities: Assist in the management of the company

Other business experience in the past three years:

- **Employer:** New Vision Cinemas, LLC
  Title: Chairman of the Board of Directors
  Dates of Service: April 01, 2017 - September 01, 2019
  Responsibilities: Served as a member of the board of directors

Other business experience in the past three years:

- **Employer:** Meta Media Technologies, Inc.
  Title: Chairman of the Board
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Serves as a member of the Board of Directors

Other business experience in the past three years:

- **Employer:** A.Dale Mayo & Associates, Inc.
  Title: CEO
  Dates of Service: July 01, 1969 - Present
  Responsibilities: CEO of A. Dale Mayo &Associates, Inc. business advisory services.

Name: Jim Van Law

Jim Van Law's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Revenue Officer & President
  Dates of Service: March 01, 2020 - Present
  Responsibilities: To oversee sales & marketing. Mr. Van Law received cash compensation of $6,000 per month in 2021; aggregate cash compensation of $31,167 in 2020; and aggregate cash compensation of $310,000 in 2019. In 2015, Mr. Van Law received equity interests as a founder that now consists of 496,662 shares of Common Stock that are held by the Van Law Family Trust.

- **Position:** Member of the Board of Directors
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Serves as a member of the Board of Directors

Other business experience in the past three years:

- **Employer:** Evolve Bank & Trust
  Title: Senior Loan Advisor
  Dates of Service: April 15, 2020 - Present
  Responsibilities: Originate residential mortgage loans

Name: Francis G Johnson

Francis G Johnson's current primary role is with Johnson & Johnson. Francis G Johnson currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board of Directors
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Serves as a member of the Board of Directors. Johnson does not receive any salary or equity compensation.

Other business experience in the past three years:

- **Employer:** Johnson & Johnson
  Title: Chief Executive Officer
  Dates of Service: March 01, 2007 - Present
  Responsibilities: Overseeing the day to day management of the company along with M&A and strategic planning

Name: Warren Colodner

Warren Colodner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, EVP & General Counsel
  Dates of Service: March 12, 2015 - Present
  Responsibilities: To carry out the directions of the board of directors & advise on certain legal matters. Mr. Colodner received cash compensation of $7,500 per month in 2021; aggregate cash compensation of $34,167 in 2020; and aggregate cash compensation of $145,000 in 2019. In 2015, Mr. Colodner received equity interests as a founder that now consists of 66,666 shares of Common Stock.

Other business experience in the past three years:

- **Employer:** Hygrade Business Group, Inc
  Title: Director
  Dates of Service: August 11, 2015 - Present
  Responsibilities: To perform the duties of a director

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
The Company produces and markets mobile personal security devices and access to a comprehensive SaaS platform primarily to businesses with at-risk employees or loan workers who require enhanced security in light of the risks posed to the personal security of their employees.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may

not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Whereable Technologies, Inc., was initially formed on March 12, 2015 and converted to a C-Corp on April 1, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Whereable Technologies, Inc., has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that personal security devices are

a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Whereable Technologies, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider could harm our reputation and materially negatively impact our financial condition and business.

We are an early-stage business
We were established as a Delaware limited liability company on March 12, 2015, but did not initially deploy our mobile devices until late in 2019. On April 1, 2021, we converted to a Delaware C- corporation. We have a limited history upon which an evaluation of our prospects and future performance can be made, and our proposed operations are subject to all business risks associated with new enterprises. As a result, projections of results and rates of growth may not be meaningful indicators of our future results of operations. In addition, our planned growth may place a significant strain on our financial, operational and managerial resources. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the development and expansion of a business. Any inability to successfully manage our growth, if any, could have a material adverse effect on our business, financial condition and operating results. We could sustain losses in the future. There can be no assurances that we will ever operate profitably.

We have a limited operating history and have incurred losses
We have a very limited operating history upon which an evaluation of our prospects and us can be based. Our prospects must be evaluated with a view to the risks encountered by a company in an early stage of development. We have not been profitable and have incurred net operating losses during our operating history. We cannot guarantee we will ever be profitable, have a positive cash flow, or be able to continue in business. We have been selling our products on a very limited basis because we have not had the capital to finance our sales and marketing plans or to put in place the staff needed to manage large-scale sales and marketing, development,

production, fulfillment and customer service. Since we do not have a history of results of operating our sales and marketing plan, there can be no assurance of the results we will achieve from these plans.

We may need additional financing

We believe that the net proceeds of this Offering, assuming the Maximum Offering Amount is sold, should provide us with sufficient capital to successfully introduce our new generation of devices and significantly expand our marketing efforts. However, if less than the Maximum Offering Amount is sold, or if certain assumptions contained in management's business plans prove to be incorrect, we may have inadequate funds to fully develop its business and achieve positive cash flow and may need additional equity and/or debt financing or other capital investment to fully implement the Company's business plans. It is also possible that costs associated with the operation of our business will exceed our projections depending on the timing of future operating and capital expenses. We may, however, require additional capital to cover our operating expenses and for general corporate purposes. We do not know how much additional funding we may require. We may be required to seek other sources of financing in the near future, which sources (assuming we are able to locate such alternative sources of financing) may be on terms less favorable to us than those in this Offering. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of our Common Stock. If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and operating results, or we may be forced to cease operations.

We must complete our planned introduction of our upgraded 4G (LTE) compatible Devices (GEN3) before our cellular carrier "sunsets" 3G devices.

Our engineering team, in coordination with our manufacturer, is actively developing a new version of our Devices that will be 4G compatible and have other significant features. Our intention is to have our new GEN3 version available for deployment to customers by January 2022. This development effort is necessary because cellular network operators, including AT&T, have announced that they intend to repurpose their spectrums within the United States to accommodate newer technologies, such as 4G and 5G. AT&T has stated that it intends to implement its 3G shutdown in February 2022. There are no present indications as to when there will be similar shutdowns in networks outside of the United States. The precise timing of the shutdown of AT&T's United States 3G network is outside our control. Although there could be some delays, we are assuming for our planning purposes that no significant delays will occur. Our Devices are currently 3G compatible and use AT&T cellular bands for communications. The GEN3 Devices will have 4G capability. In order to prepare for the shutdown of 3G cellular service in the United States, we are developing our GEN3

Devices as quickly as possible. To that end, our board of directors has created various performance-based incentives, both cash and equity, that would be awarded to our engineering team if, as anticipated, the desired performance goals that we believe are achievable have been met. We are dedicating our efforts, as our highest priority, to take all necessary action so that we are in a position to deploy our GEN3 Devices to our United States customers before the 3G sunset occurs. Certain of the proceeds of this Offering will be dedicated to the successful introduction of our GEN3 Devices. We cannot assure you, however, that we will be able to meet the current deadline for AT&T's 3G sunset. If we are delayed in achieving our deployment goal, our relations with our current users within the United States, and our ability to effect sales for use in in United States until our GEN3 Devices are available, could be adversely affected in material respects.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.
The success of our business depends in part on our ability to protect our intellectual property and our brand. We rely on and/or will rely on a combination of federal, state, common law trademark, patent, and trade secret laws, confidentiality procedures, and contractual provisions to protect our intellectual property. However, these measures afford only limited protection and might be challenged, invalidated, or circumvented by third parties. The measures we take to protect our intellectual property may not be sufficient or effective. Additionally, any competitors may independently develop similar intellectual property. We cannot assure you that any patent applications filed by us will be issued, will be enforceable or will provide adequate protection of our proprietary rights. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property on a worldwide basis in a cost-effective manner. In jurisdictions where foreign laws provide less intellectual property protection than afforded in the US and elsewhere, our technology or other intellectual property may be compromised, and our business would be materially adversely affected. We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights, and such action may be expensive and time consuming. In addition, we may be unable to obtain a favorable outcome in any such intellectual property litigation. The Company has granted a first priority lien on all its assets, including its intellectual property, as security for a loan of $2,600,000 made to the Company by Joseph F. Rice, as lender, under an Amended and Restated Loan and Security Agreement, effective January 29, 2021, whose final maturity date is September 30, 2022. From time to time, third parties may claim that our products and services infringe or otherwise violate their intellectual property rights. We may be subject to legal proceedings and claims, including claims of alleged infringement by us of the intellectual property rights of third parties. Any dispute or litigation regarding intellectual property could be expensive and time consuming, regardless of the merits of any claim, and could divert our management and key personnel from our business operations. If we were to discover or be notified that our products and services potentially infringe or otherwise violate the intellectual property rights of others, we may need to obtain licenses from these parties in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, and any

such license may substantially restrict our use of the intellectual property. Moreover, if we are sued for infringement and lose the lawsuit, we could be required to pay substantial damages or be enjoined from offering the infringing products and services. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products and services.

Our products and services may infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages or prevent us from selling our products and services.

The success of our business depends in part on our ability to protect our intellectual property and our brand. We rely on and/or will rely on a combination of federal, state, common law trademark, patent, and trade secret laws, confidentiality procedures, and contractual provisions to protect our intellectual property. However, these measures afford only limited protection and might be challenged, invalidated, or circumvented by third parties. The measures we take to protect our intellectual property may not be sufficient or effective. Additionally, any competitors may independently develop similar intellectual property. We cannot assure you that any patent applications filed by us will be issued, will be enforceable or will provide adequate protection of our proprietary rights. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property on a worldwide basis in a cost-effective manner. In jurisdictions where foreign laws provide less intellectual property protection than afforded in the US and elsewhere, our technology or other intellectual property may be compromised, and our business would be materially adversely affected. We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights, and such action may be expensive and time consuming. In addition, we may be unable to obtain a favorable outcome in any such intellectual property litigation. The Company has granted a first priority lien on all its assets, including its intellectual property, as security for a loan of $2,600,000 made to the Company by Joseph F. Rice, as lender, under an Amended and Restated Loan and Security Agreement, effective January 29, 2021, whose final maturity date is June 30, 2022. From time to time, third parties may claim that our products and services infringe or otherwise violate their intellectual property rights. We may be subject to legal proceedings and claims, including claims of alleged infringement by us of the intellectual property rights of third parties. Any dispute or litigation regarding intellectual property could be expensive and time consuming, regardless of the merits of any claim, and could divert our management and key personnel from our business operations. If we were to discover or be notified that our products and services potentially infringe or otherwise violate the intellectual property rights of others, we may need to obtain licenses from these parties in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, and any such license may substantially restrict our use of the intellectual property. Moreover, if we are sued for infringement and lose the lawsuit, we could be required to pay substantial damages or be enjoined from offering the infringing products and services. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products and services.

Our operating results may vary and be unpredictable, make period-to-period comparisons less meaningful, and make our future results difficult to predict.
We may experience significant fluctuations in our revenue, expenses, and operating results in future periods. Our operating results may fluctuate in the future as a result of a number of factors, many of which are beyond our control. Moreover, these fluctuations may make comparing our operating results on a period-to-period basis less meaningful and make our future results difficult to predict. You should not rely on our past operating results as an indication of our future performance. In addition, if revenue levels do not meet our expectations, our operating results and ability to execute on our business plan are likely to be harmed. In addition to the other factors listed in this "Risk Factors" section, factors that could affect our operating results include the following: • Market acceptance of our products and services; • Technology developments, sales and marketing and pricing strategy changes of competitors, • Our expense and capital expenditure levels; • Pricing and availability of any competitive products and services; • Our ability to address any competitive factors successfully; • Changes or anticipated changes in economic condition • Changes in legislation, regulatory and certification requirements related to our products and services. Due to these and other factors, our financial results for any quarterly or annual period may not meet our expectations or the expectations of investors or analysts and may not be meaningful indications of our future performance.

We will have broad discretion over the use of the proceeds we receive in the Offering and may not apply the proceeds in a manner that increase the value of your investment.
We will have broad discretion to use the net proceeds from this Offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management may not apply the net proceeds of this Offering in ways that increase the value of your investment. Consistent with the plan outlined in the Use of Proceeds, we intend to repay the outstanding balance under specific debt in connection with this Offering, including broker's fees and commissions and amounts due and payable to the holders of notes issued by the Company to the extent they do not convert into Common Stock. We intend to use the remaining net proceeds from this Offering as set forth in the as described in the "Use of Proceeds" in this Form CF.

Our projections and forward-looking information may prove to be incorrect.
Management has prepared projections regarding our anticipated financial performance. Our projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing our business. The projections are based on management's best estimate of the probable results of our operations, based on present circumstances, and have not been reviewed by our independent accountants. These projections are based on several assumptions, set forth therein, which management believes are reasonable. Some assumptions upon which the projections

are based, however, invariably will not materialize due to the inevitable occurrence of unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into our market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to our business. While management believes that the projections accurately reflect possible future results of our operations, those results cannot be guaranteed.

There might be unanticipated obstacles to the execution of our business plan.
Our business plans may change significantly. Management believes that our chosen activities and strategies are achievable in light of current economic and market conditions with the skills, background, and knowledge of our leaders, principals and advisors. Management reserves the right to make significant modifications to our stated strategies depending on future events.

We may not be able to manage future growth.
Execution of our business plan will require significant growth. This will place a significant burden on our financial, managerial and other resources. Our ability to manage our growth effectively will require us to improve our operational, financial and management information systems and to attract and retain key personnel. If our senior management personnel were unable to manage growth effectively, our business, operating results and financial condition would be materially and adversely affected.

We may have competition from other companies.
There are several other companies that provide related products and are larger and have greater experience and financial resources than us. Additionally, there may be other substantial companies that will enter the market either alone or merged with other competitors to compete with us. We cannot guarantee that we will be able to compete successfully with our current and future competitors.

Our instant emergency response product is new and unique and contains inherent risks.
Our instant emergency response product is innovative and new. As such, we cannot be certain of commercial or any other kind of success for us with this product and cannot guarantee same.

We may fail to develop new products or may incur unexpected expenses or delays.
Although we have developed an instant emergency device product, we may need to develop various new technologies, products and product features to become and remain competitive. Due to the risks inherent in developing new products and technologies — limited financing, loss of key personnel, and other factors — we may fail to develop these technologies and products or may experience lengthy and costly delays in doing so. We cannot assure that we will be able to develop new products or

enhancements to our existing products in order to remain competitive.

Disruptions caused by COVID- 19 pandemic and related government restrictions will adversely affect our business.

The COVID-19 pandemic and related government restrictions are causing widespread economic and business disruptions. This is causing consumers and businesses to reduce their spending, and this will reduce the revenues we might otherwise realize, including customers that operate retail chains or otherwise interface directly with consumers. Government restrictions are causing many retail stores to close or reduce the flow of customers through the stores. As long as this is occurring, it may significantly reduce the amount of business we can expect from retail stores who are potential users of our Devices, and we plan to initially focus our marketing to direct contacts with potential customers and dedicated efforts to increase the penetration of the customers of our reseller channels. Our plans presently are based on the expectation that this situation may extend throughout 2021, but there is no assurance as to how long this will continue. Our sales and marketing plans and our expectations from these efforts take into account the expected disruptions from the pandemic. We have experienced no disruptions in our manufacturing, supply chain or distribution operations. We do not presently foresee disruptions to these operations from COVID related problems, but there is a risk such problems could develop.

We depend on key personnel, and if we fail to retain and attract skilled management and other key personnel, our business may be harmed.

Our success depends to a significant extent upon the continued services of our current and expected management team, including each of the members of our Board of Directors, as well as the senior members of our engineering team . The loss of any of them or one or more of our other key executives or employees could have a material adverse effect on our business. We employ, or have independent contractor arrangements with, all of our key service providers on an at-will basis, and their relationships with us can be terminated by us or them, with or without cause, for any reason. In order to retain valuable employees and other service providers, in addition to compensation and cash incentives, we may provide various stock options or other incentive equity grants or warrants that may vest over time. There can be no assurance that any persons who may be providing services to us will remain with us. Our success also depends on our ability to attract, retain, and motivate additional skilled management personnel. We plan to continue to expand our work force to continue to enhance our business and operating results. We believe that there is significant competition for qualified personnel with the skills and knowledge that we require. Many of the other companies within the markets we work compete for qualified personnel and have greater financial and other resources than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those which we have to offer. If we are not able to attract and retain the necessary qualified personnel to accomplish our business objectives, we may experience constraints that will impede significantly the achievement of our business objectives and our ability to pursue our business strategy. New hires require significant training and, in most cases, take significant time before they achieve full productivity. New employees may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If our recruiting, training, and retention efforts are not successful or do not generate a corresponding increase in revenue, our business will be harmed.

The liability of our officers and directors is limited.
The applicable provisions of the Delaware General Corporation Law and our bylaws limit the liability of our officers and directors to us and our stockholders for monetary damages for breaches of their fiduciary duties, with certain exceptions, and for other specified acts or omissions of such persons. In addition, indemnification agreements we expect to enter into with our officers and directors upon completion of the Offering provide for indemnification of such persons under certain circumstances. If we are required to indemnify any of our officers or any other person, our financial strength may be harmed, which may in turn lower our stock price.

The liability of our officers and directors is limited.
The applicable provisions of the Delaware General Corporation Law and our bylaws limit the liability of our officers and directors to us and our stockholders for monetary damages for breaches of their fiduciary duties, with certain exceptions, and for other specified acts or omissions of such persons. If we are required to indemnify any of our officers or any other person, our financial strength may be harmed, which may in turn lower our stock price.

No public market for our securities.
There is currently no public market for our securities. There can be no assurance that an active market for our Common Stock will be established, or if established, sustained. Fluctuation in market price of our Common Stock may occur due to many factors, including: • General market conditions and other factors related to the economy or otherwise, including factors unrelated to our operating performance or the operating performance of our competitors. These conditions might include people's expectations, favorable or unfavorable, as to the likely growth of our business sector; • The introduction of new products or product enhancements by us or our competitors; • Disputes or other developments with respect to intellectual property rights or other potential legal actions; • Sales of large blocks of our securities, including sales by our executive officers and shareholders; • The acquisition or divestiture of businesses, products, assets or technology; • Litigation, including intellectual property litigation; and • Changes in earnings estimates or recommendations by us or by securities analysts. In addition, securities of companies with smaller capitalization have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the attractiveness of certain industries. There can be no assurance that continuing fluctuations in price will not occur. We cannot assure you of a return on your investment. The Common Stock offered hereby is speculative and involves a high degree of risk. There can be no guarantee that an investor will realize a substantial return on the investment or any return at all, or that the investor will not lose his/her or its entire investment. For this reason, each prospective investor should read this

Offering Circular and all Exhibits carefully and should consult with his/her or its own legal counsel, accountant(s) or business advisor(s) prior to making any investment decision.

We cannot assure you of a return on your investment.

The Common Stock offered hereby is speculative and involves a high degree of risk. There can be no guarantee that an investor will realize a substantial return on the investment or any return at all, or that the investor will not lose his/her or its entire investment. For this reason, each prospective investor should read this Offering Circular and all Exhibits carefully and should consult with his/her or its own legal counsel, accountant(s) or business advisor(s) prior to making any investment decision.

We have never declared dividends on our securities nor do expect to do so in the foreseeable future.

We have never paid dividends on our Common Stock. We currently intend to retain future earnings, if any, to fund the development and growth of our business. The payment of future dividends on our Common Stock will be reviewed periodically by the Board of Directors and will depend, among other things, on conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for Offered Shares may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our Offered Shares is fixed and will not vary based on the underlying value of our assets at any time. Our Board has determined the offering price in its sole discretion. The fixed offering price for our Offered Shares has not been based on appraisals of any assets we own or may own, or of our Company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our Offered Shares may not be supported by the current value of our Company or our assets at any particular time.

The ability of a stockholder to recover all or any portion of such stockholder's investment in the event of a dissolution or termination may be limited.

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of the assets of the Company or such subsidiaries will be distributed among the stockholders, but only after the satisfaction of the claims of third-party creditors of the Company and liquidation preferences payable to holders of the Company's preferred stock. The ability of a holder of Common Stock to recover all or any portion of such stockholder's investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that the Company will recognize gains on such liquidation, nor is there any assurance that Common Stock holders will receive a distribution in such a case.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Estate of Mark M Karsch	1,316,654	Common Stock	19.2

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,250,000 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 6,851,268 outstanding.

Voting Rights

One vote per share. Please see the voting rights of securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 11,123,593 shares, includes 6,851,268 shares of Common Stock and 4,272,325 shares of Preferred Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 4,272,325 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Liquidation preferences, 6% cumulative annual dividend, right to convert to common stock, and anti-dilution provisions are summarized below:

Dividends: The holders of shares of the Series A Preferred Stock (each a "Series A Holder" and collectively, the "Series A Holders") shall be entitled to receive a cumulative annual dividend (the "Series A Accruing Dividends") at a rate of six percent (6%) per annum, or $0.18 per share subject to adjustment upon splits, combinations and the like, payable in cash or Common Stock at the option of the Corporation's Board of Directors from and after the date of issuance of such shares of Series A Preferred Stock, payable at any time prior to a Liquidation Event. To the extent that cash dividends are declared on the Common Stock or any class of securities that is specifically designated as junior to the Series A Preferred Stock, (a) no such dividends shall be paid until all accrued and unpaid Series A Accruing Dividends have been paid to the Series A Holders, (b) such dividends shall not be paid at a rate greater than the rate Series A Accruing Dividends, and (c) the Series A Holders shall participate in such dividends on an as-converted basis.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, any Deemed Liquidation Event or any distribution to stockholders of cash flow from the Company, the proceeds shall be paid, after payment of outstanding indebtedness, as follows: First, until each Series A Holder has received an amount in cash or Common Stock equal to all unpaid Series A Accruing Dividends, 100% of the proceeds shall be paid to the Series A Holders; Second, until such time as each Series A Holder has received an amount in cash or Common Stock equal to such Series A Holder's Original Purchase Price, 100% of the proceeds shall be paid to the Series A Holders and none of the proceeds shall be paid to the holders of shares of Common Stock (the "Common Holders") and thereafter, any remaining funds and assets of the Company legally available for distribution to stockholders are to be distributed ratably among the Series A Holders and the Common Holders in proportion to the number of outstanding shares of Common Stock and the number of shares of Common Stock that would be held by each Series A Holder if all of the Shares were converted into Common Stock in accordance with provisions hereof (for clarity, the Series A Accruing Dividends will stop accruing upon payment of one times (1X) the Original Purchase Price).

A merger or consolidation (other than one in which stockholders of the Company at the time of the transaction own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "Deemed Liquidation Event"), thereby triggering payment of the liquidation preferences described above. The Series A Holders' entitlement to their liquidation preference shall not be abrogated or diminished in the event part of the consideration is subject to escrow in connection with a Deemed Liquidation Event.

Voting Rights: Except as provided under "Mandatory Conversion" below, the Shares shall be non-voting until converted into Common Stock.

Optional Conversion: The Shares initially convert on a 1:1 basis into Common Stock at any time at option of holder, subject to adjustments for stock dividends, splits, combinations, and similar events and as described below under "Anti-dilution Provisions."

Anti-dilution Provisions: In the event that the Company issues additional securities at a purchase price less than the current share conversion price (which is initially $3.00), such conversion price shall be adjusted (CP2) in accordance with the following formula:

CP2 = CP1 * (A+B) I (A+C)

CP2 = shall mean the new Preferred Stock Conversion Price in effect immediately after the new issue.

CP1 = shall mean the Preferred Stock Conversion Price in effect immediately prior to the new issue.

A = shall mean the number of shares of Common Stock deemed to be outstanding immediately prior to the new issue (includes all shares of outstanding Common Stock, all shares of outstanding Preferred Stock on an as-converted basis, and all outstanding options on an as-exercised basis; and does not include any convertible securities converting into this round of financing).

B = shall mean the number of shares of Common Stock that would have been issued if such shares issued in the new issue had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Company with respect to the new issue by CP1).

C = shall mean the number of shares of stock issued in the subject transaction.

The following issuances shall not trigger anti-dilution adjustment: (i) securities issuable upon conversion of any of the Shares, or as a dividend or distribution on the Shares; (ii) securities issued upon the conversion of any debenture, warrant, option, or other convertible security; (iii) Common Stock issuable upon a stock split, stock dividend, or any subdivision of shares of Common Stock; (iv) shares of Common Stock (or options to purchase such shares of Common Stock) issued or issuable to employees or directors of, or consultants to, the Company pursuant to any plan approved by the Company's Board of Directors; and (v) shares of Common Stock or Preferred Stock issued in connection with a duly approved bona fide strategic alliance, partnership agreement, or business acquisition of or by the Company, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise.

Mandatory Conversion: Each Share will automatically be converted into Common Stock at the then applicable Conversion Price upon the written consent of Series A Holders holding 50% plus one (1) of the then outstanding Shares. In addition, the Shares shall automatically convert into shares of Common Stock at the then applicable Conversion Price plus additional shares of Common Stock shall be issued to the Series A Holders equal to the unpaid Liquidation Preference divided by the mid-range price set forth in the final Registration Statement issued immediately before the effective date of such Registration Statement, upon the occurrence of any one of the following events (a "Conversion Event"): (a) the closing of a firm commitment underwritten public offering with a price of at least $6.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Company of not less than Ten Million Dollars ($10,000,000); or (b) the (A) listing of the Corporation's shares of Common Stock for public trading on (i) the Nasdaq OTC Bulletin Board (or OTC-QB or OTC-QX), (ii) the Nasdaq Capital Market, (iii) the Nasdaq Global or Global Select Market, or (iv) the NYSEIAMEX and (B) sale of the Corporation's shares of Common Stock in a follow-on public offering or PIPE offering resulting in gross proceeds to the Corporation of at least Ten Million Dollars ($10,000,000) and with an offering price of at least $6.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events); or (c) at the option of the Company, if the Company effected a public listing and subsequent offering as set forth in (b) above but in such subsequent offering the Company (A) raises less than Ten Million Dollars ($10,000,000) in gross proceeds, or (B) sells shares at less than $6.00 per share (subject to adjustments for stock dividends, splits, combinations, and similar events), then the Company may require the Series A Holders to automatically convert if the average daily trading volume per day is greater than $100,000 for the prior ten (10) consecutive trading days based on the closing price of the Company's Common Stock on each of those days.

Repurchase Rights: The Company shall have the right at any time, upon written notice to a Series A Holder, to repurchase (the "Repurchase") all or a portion of such Series A Holder's Shares at a price equal to $6.00 per share plus accrued but unpaid Series A Accruing Dividends (the "Redemption Price"). The Redemption Price shall be payable at the Company's option either in (i) cash or (ii) a note payable in two (2) annual installments (bearing simple interest at 6%), commencing not more than ninety (90) days (the date of such repurchase is herein referred to as the "Repurchase Date") after the Company delivers written notice of the Company's election to repurchase such Series A Holder's Shares. Upon receipt of the Repurchase Notice, such Series A Holder shall have the right, in lieu of the Repurchase, to convert the Shares of Series A Preferred Stock set forth in the Repurchase Notice into shares of the Company's Common Stock at the then applicable Conversion Price by delivering a notice of such election within thirty (30) days after the date of the Repurchase Notice.

Please see the Company's Amended Certificate of Designation, Preferences and Rights of Preferred Stock attached as Exhibit F for additional material rights.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $21,639,270.00
  Number of Securities Sold: 8,936,777
  Use of proceeds: Product research & development; creation of comprehensive, scalable software platform; manufacturing; working capital; & operating expenses
  Date: March 31, 2021
  Offering exemption relied upon: 506(c)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $975,000.00
  Number of Securities Sold: 325,000
  Use of proceeds: Upgrades to the Company's mobile devices & working capital
  Date: November 30, 2021
  Offering exemption relied upon: 506(c)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $335,822.00
  Number of Securities Sold: 111,941
  Use of proceeds: To pay accrued but unpaid interest. In addition, the Company exchanged 599,994 shares of common stock held by LOC Lender for 599,994 shares of preferred stock to obtain a waiver of an event of default.
  Date: September 17, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company did not deploy its mobile devices to customers until late in 2019. Prior to that time, the Company was involved in extensive research and development of its devices and its comprehensive, scalable SaaS platform.

Events in 2020 were negatively impacted by the uncertainties created by the COVID-19 pandemic. The Company continues to generate revenues from business done with well-known companies and is completing upgrades to its mobile devices so that mass production of those devices can commence in the 1Q of 2022.

Year ended December 31, 2020, compared to the year ended December 31, 2019

Revenue

Revenue for the fiscal year 2020 was $538,946, compared to the fiscal year 2019 revenue of $86,333. The Company's devices are manufactured in the U.S. and were initially deployed in late 2019. The achievement of more than 500% YOY growth in revenue primarily reflects the successful deployment of devices during 2020 under multi-year contracts with business customers. The Company generates revenue primarily through monthly recurring fees received for the use of its devices; training and support in connection with the initiation of service (for which a non-refundable activation fee may be charged); registration and continuing access to the Company's ARIES SaaS platform; cellular connectivity; GPS and other location capabilities; emergency response monitoring; and other related services over an auto-renewable two-year contractual term. The contract value exceeds the cost of the device, the current version of which has a useful life of approximately two years. We expect to introduce an updated device in March 2022 with increased functionality, 4G compatibility, and longer battery life.

Cost of goods sold

The cost of goods sold, consisting of manufacturing costs, was $164,305 in 2020, and $27,793 in 2019. The increase was largely due to the manufacture of additional devices to meet increasing demand.

Expenses

The Company's expenses consist of, among other things, product research and development, compensation and wages, vendor and contractor costs, marketing and sales expenses, fees for professional services, and administrative and general expenses. Expenses in 2020 decreased $1,357,967 from 2019, reflecting decreased operating expenses. Approximately $2,515,000 of 2020 operating expenses were non-cash share-based compensation used to retain and incentivize Company personnel and independent contractors.

Historical results and cash flows:

The Company is currently in the pre-production of its upgraded mobile device that will be deployed in 1Q of 2022. The Company's mobile devices have been well received by its customers, many of whom continue to order additional devices.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect the introduction of upgraded mobile devices in 2022 to result in substantially improved revenues and cash flows. Past cash was primarily generated through equity investments and loans from shareholders and enabled us to develop our Saas-based technology platform and complimentary stand-alone one-touch mobile devices. With the experience and benefits obtained from our prior research and development efforts, we are able to upgrade our platform and mobile devices with significantly less capital investment.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current capital resources include cash on hand proceeds from sales of capital stock and revenues from two-year customer contracts for mobile devices. A number of the Company's customers prepay a significant portion of the contracts upon deployment of devices.

In 2021, through November, the Company raised $1,325,000 from the issuances of capital stock and was able to repay accrued but unpaid interest of approximately $336,000 with shares of preferred stock valued at $3.00 per share.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are needed to commence mass production of the Company's upgraded mobile devices and to fund more robust marketing initiatives. The Company in the past has raised significant funds from its current investors, both in the form of capital and loans and those sources may also be available to assist in funding Company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The success of this campaign is extremely important to the continuing growth of the Company and the funds raised would represent a substantial of the total funds available for operations. Management believes that a modestly successful campaign will enable the company to take further initiatives to access the public capital markets.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Management's goal is to raise at least enough funds to cover the Company's operating needs over the next 12 months. During the next several months the Company will be primarily focused on the mass production of its updated 4G compliant device. We believe that the introduction to this device will enable us to provide our customers with enhanced functionality and should lead to increased sales and revenues.

How long will you be able to operate the company if you raise your maximum funding goal?

Management believes that if the maximum funding goal is achieved, the Company will be in a position to fund its continuing growth for the next 2 to 3 years. With such funding, the Company will be able to mass-produce its upgraded devices, expand its marketing activities, increase revenues and reduce indebtedness.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Senior Management has substantial experience in completing public offerings and accessing the public capital markets and plans to file registration statements to enter those markets in the future. Management also intends to continue efforts to raise additional capital from its existing investors and to further reduce general and administrative expenses and product research and development expenses, especially once the Company's upgrades to its mobile devices are deployed in early 2022.

Indebtedness

- **Creditor:** Joesph F Rice
  Amount Owed: $2,000,000.00
  Interest Rate: 8.0%
  Maturity Date: September 30, 2022
  Secured by all company assets and guaranteed by the Company's wholly-owned subsidiary Risk Band LLC

- **Creditor:** A. Dale Mayo
  Amount Owed: $25,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2022

- **Creditor:** SBA PPP Loan
Amount Owed: $708,500.00
Interest Rate: 1.0%
Maturity Date: April 01, 2022
The loan may be forgiven by the SBA and any amounts that are not forgiven may have an extended maturity date pursuant to agreements between the company and lending institution.

- **Creditor:** High Line Holdings, LLC
Amount Owed: $400,000.00
Interest Rate: 8.0%
Maturity Date: June 30, 2022

- **Creditor:** Ori Mohr
Amount Owed: $75,000.00
Interest Rate: 12.0%
Maturity Date: December 31, 2020

- **Creditor:** Stephen Balaun
Amount Owed: $18,750.00
Interest Rate: 8.0%
Maturity Date: May 31, 2022

- **Creditor:** Kevin Barth
Amount Owed: $25,000.00
Interest Rate: 8.0%
Maturity Date: February 13, 2020

- **Creditor:** Richard Casey
Amount Owed: $150,000.00
Interest Rate: 10.0%
Maturity Date: June 30, 2022

- **Creditor:** Thomas Hash
Amount Owed: $25,000.00
Interest Rate: 10.0%
Maturity Date: December 31, 2022

- **Creditor:** Nathan Hughes
Amount Owed: $18,750.00
Interest Rate: 8.0%
Maturity Date: May 31, 2022

- **Creditor:** Francis Johnson
Amount Owed: $25,000.00

Interest Rate: 10.0%
Maturity Date: December 31, 2022

- **Creditor:** Mark Karsch
Amount Owed: $50,000.00
Interest Rate: 8.0%
Maturity Date: June 30, 2022

- **Creditor:** Keith McLeod
Amount Owed: $25,000.00
Interest Rate: 8.0%
Maturity Date: March 25, 2020

- **Creditor:** James Miles
Amount Owed: $50,000.00
Interest Rate: 8.0%
Maturity Date: March 13, 2020

- **Creditor:** Gerald Parsky
Amount Owed: $25,000.00
Interest Rate: 10.0%
Maturity Date: December 31, 2022

- **Creditor:** Wayne Taylor
Amount Owed: $18,750.00
Interest Rate: 8.0%
Maturity Date: May 31, 2022

- **Creditor:** Butler Ware
Amount Owed: $50,000.00
Interest Rate: 8.0%
Maturity Date: March 15, 2020

Related Party Transactions

- **Name of Entity:** A. Dale Mayo
Relationship to Company: Director
Nature / amount of interest in the transaction: In March, 2020 loaned $25,000 on-demand with interest at 10%. In June, 2020, he converted a $100,000 loan with interest at 8% for 1 class B membership unit plus $9,337 in accrued but unpaid interest.
Material Terms: See above

- **Name of Entity:** Francis Johnson
Relationship to Company: Director

Nature / amount of interest in the transaction: $25,000 loan to Company
Material Terms: Demand Note with interest at 10%

- **Name of Entity:** Estate of Mark Karsh
  Relationship to Company: Former member of the board of managers of the predecessor LLC and former member of the board of directors who died in October, 2021
  Nature / amount of interest in the transaction: Converted $100,000 loan at 8% for 1 Class B membership unit and $12,098.63 in accrued but unpaid interest. He also extended the maturity date of a $50,000 loan at 8% to 6/30/2022.
  Material Terms: See above

- **Name of Entity:** Jim Van Law
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Received $31,167 in compensation in 2020 and $310,000 in 2019.
  Material Terms: See above

- **Name of Entity:** Warren Colodner
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Received compensation of $34,167 in 2020 and $145,000 in 2019.
  Material Terms: See above

Valuation

Pre-Money Valuation: $44,494,372.00

Valuation Details:

The Company services a U.S. mobile workforce of lone and at-risk workers that is expected to increase to 93.5 million workers in 2024, and to grow from $116 billion in 2021 to $265 billion in 2026. It is estimated that only 2% of lone workers are currently using personal emergency service devices. We believe the Company has demonstrated its ability to increase its market acceptance and sales.

Multi-year contracts are in place with companies like Humana, Biogen, FedEx, Sally Beauty Stores, Dollar General, Carilion Health, and other major companies who use our best of breed devices for their employees, many of whom have increased their orders after initial deployment.

After the initial deployment of our devices in late 2019, in 2020 we achieved more than 500% YOY growth in revenue and contract values with sharply decreased operating expenses. Using our enhanced brand recognition, we expect to increase our market penetration substantially when we deploy our new generation 4G compliant device during Q1 2022.

Our earlier investments in the development of a SaaS technology platform and a complimentary standalone one-touch mobile device have enabled us to upgrade our platform and devices with significantly less capital investment.

Our goals include a public offering as soon as practicable; achievement of positive EBITDA and profitability within 2-3 years; establishment of additional reseller relationships; and creating the capability to reach the direct-to-consumer market and its upside potential.

The pre-money valuation has been calculated on a fully diluted basis. The total number of shares outstanding on a fully diluted basis, 11,123,593 shares, includes 6,851,268 shares of Common Stock and 4,272,325 shares of Preferred Stock.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  5.0%
  The funds will be used for the sales and marketing of the product

- *Working Capital*
  16.5%
  Used to pay for expenses associated with day to day operations including payments to vendors, employees, independent contractors, and other service provideers

- *Mass Production of Gen3 Device*
  75.0%
  The Company will use the proceeds from this offering to produce its next generation device with the following enhanced functionality: 4G cellular connectivity; longer battery life; an improved camera for low light sensitivity; and other capabilities.

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  The Company's marketing strategy will focus on maximizing sales generated by the salesforces of reseller partners; and pursuing new customers with our internal sales team and referrals from existing customers.

- *Mass Production of Gen3 Device*
  50.0%
  The Company will use the proceeds from this offering to produce its next generation device with the following enhanced functionality: 4G cellular connectivity; longer battery life; an improved camera for low light sensitivity; and other capabilities.

- *General Corporate Purposes*
  31.5%
  Payments to vendors, employees, independent contractors, other service providers, reduction of indebtedness, and all other expenses associated with the operations of the Company

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.riskband.com (www.riskband.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/whereable

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Whereable Technologies, Inc

[See attached]

WHEREABLE TECHNOLOGIES, LLC AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2019

CONTENTS

CIRO E. ADAMS, CPA, LLC
Client service, first and foremost.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Whereable Technologies, Inc.
Mt. Pleasant, SC 29464-3046

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Whereable Technologies, Inc., (the Company), as of December 31, 2020 and 2019, and the related consolidated statements of operations, partners' capital, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses, and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the audit of the financial statements that were communicated or required to be communicated to the board of directors and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a

56 Rockford Road, Wilmington, DE 19806-1004 | Phone: 302-652-4783
ciroadamscpa.com

whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Description of the Matter

Revenue Recognition

As described in Note 3 to the consolidated financial statements, the Company derives its revenue from the licensing of a hardware/software combination device designed to improve the safety and security of users. The Company's revenue recognition process is to allocate the transaction price to the relative standalone selling prices of the device and the monitoring service of such device during the licensing period in accordance with the contract agreement.

Auditing the Company's accounting for revenue from the licensing of such devices was challenging due to the significant judgment exercised by the Company in determining revenue recognition for these licensing agreements. Specifically, the determination of stand-alone selling prices for each distinct performance obligation for the devices and monitoring services that are not sold separately.

How We Addressed the Matter in Our Audit

We obtained an understanding of internal controls over the Company's accounting for revenue from licensing agreements. We evaluated management's significant accounting policies related to these customer agreements for reasonableness. To test the Company's accounting for revenue, we selected each customer agreement and performed the following procedures: 1) Obtained and read contract source documents, including master agreements, and other documents that were part of the agreement. 2) Tested the completeness and accuracy of the underlying data within the Company's billing system. 3) Traced sales transactions to source data, and cash to billings reconciliations. In addition, we evaluated the reasonableness of management's estimate of stand-alone selling prices for products and services that are not sold separately. We also tested the mathematical accuracy of management's calculations of revenue and the associated timing of revenue recognized in the financial statements.

Ciro E. Adams, CPA, LLC

Wilmington, DE 19806-1004

December 10, 2021

We began serving as the Company's auditor in 2021.

Whereable Technologies LLC - Consolidated
Consolidated Balance Sheets

	December 31, 2020	December 31, 2019
ASSETS		
Current Assets		
Cash	$ 150,105	$ 238
Accounts Receivable	384,831	18,963
Prepaid Expenses	29,567	28,996
Inventory-Devices	405,467	602,249
Other Receivable	952	560
Total Current Assets	970,922	651,005
Fixed and Other Assets		
Fixed Assets, net	62,350	108,130
Trade Name	33,286	33,286
Other Assets	31,953	59,428
Total Fixed and Intangible Assets	127,589	200,844
TOTAL ASSETS	**$ 1,098,511**	**$ 851,850**
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts Payable	$ 1,428,490	$ 1,509,418
Accrued Payroll	331,215	-
Accrued Interest	415,874	130,145
Accrued Expenses	-	104,735
Deferred Revenue	192,430	21,973
Unsecured Notes Payable	433,754	-
SBA PPP Loan	708,500	-
Unsecured Notes Payable - Related Party	50,000	250,000
Total Current Liabilities	3,560,263	2,016,271
Long-Term Liabilities		
Unsecured Notes Payable , net of loan discountv of $0 and $429,456 at 2020 and 2019	550,000	896,687
Unsecured Notes Payable - Related Party	50,000	-
Line of Credit	2,000,000	2,000,000
Total Long-Term Liabilities	2,600,000	2,896,687
Total Liabilities	6,160,263	4,912,958
Member's Deficit		
Member's Equity	24,754,270	20,789,270
Accumulated deficit	(29,816,022)	(24,850,379)
Total Members Deficit	(5,061,752)	(4,061,109)
TOTAL LIABILITIES AND EQUITY	**$ 1,098,511**	**$ 851,850**

Whereable Technologies LLC
Consolidated Statements of Operations

	For the Years Ended December 31,	
	2020	**2019**
Revenue		
Contract Revenue	$ 538,946	$ 86,333
Total Revenue	**538,946**	**86,333**
Cost of Goods Sold		
Manufacturing Costs	164,305	27,793
Total Cost of Goods Sold	**164,305**	**27,793**
Gross Profit	**374,641**	**58,540**
Operating Expenses		
Product Development		
Share-based Compensation	2,162,500	-
Other Development Expenses	652,499	536,210
Salaries and Wages	840,291	4,195,059
Share-based Compensation	352,500	-
Vendor & Contractor Costs	100,388	283,508
Marketing and Travel & Entertainment	35,072	284,073
Administrative & General Expenses	340,055	536,976
Depreciation	45,780	51,225
Total Operating Expenses	**4,529,085**	**5,887,052**
Net Operating Loss	**(4,154,444)**	**(5,828,512)**
Other (Income)/Expenses		
Other Income	(10,000)	-
Interest Expense, net	821,199	718,297
Total Other Expenses	**811,199**	**718,297**
Net Loss	**$ (4,965,643)**	**$(6,546,809)**

See Accompanying Notes to Financial Statements.

Whereable Technologies, LLC and Subsidiaries
Statement of Members' Deficit
For the Years Ended December 31, 2020 and 2019

	Class A Units	Class B Units	Class C Units	Total units	Amount	Accumulated Deficit	Total Members' Deficit
Balance December 31 2018	90.050	122.000	8.361	220.411	$ 15,962,141	$ (18,303,570)	$ (2,341,429)
Units issued for cash	2.000	24.520	1.420	27.940	3,182,500		3,182,500.00
Units issued for services				-			-
Units issued to cancel debt	1.400	2.750		4.150	140,000		140,000.00
Units issued for debt issuance		6.000		6.000	-		-
Adjustment to member's equity for a loan discount					900,000		900,000.00
Units surrendered	(5.000)			(5.000)	-		-
Absorption of minority interest					604,629		604,629.00
Net loss for the year ended December 31, 2019	-					(6,546,809)	(6,546,808.79)
Balance December 31 2019	**88.450**	**$ 155.270**	**9.781**	**253.501**	**20,789,270**	**$ (24,850,379)**	**$ (4,061,109)**
Units issued for cash		10.060	4.545	14.605	850,000		850,000
Units issued for anti dilution features		12.500		12.500			-
Units issued for services		24.375		24.375	2,515,000		2,515,000
Units issued to cancel debt		6.520		6.520	600,000		600,000
Net loss for the year ended December 31, 2020	-					(4,965,643)	(4,965,643)
Balance December 31, 2020	88.450	**208.725**	14.326	311.501	**$ 24,754,270**	**$ (29,816,022)**	**$ (5,061,752)**

Whereable Technologies, LLC and Subsidiaries
Statements of Cash Flows

	For the Years Ended December 31, 2020	For the Years Ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (4,965,643)	$ (6,546,809)
Share-based compensation	2,515,000	-
Depreciation	45,780	51,225
Accrued Interest	285,729	102,629
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(365,868)	(18,963)
Prepaid expenses	(571)	(3,259)
Inventory-devices	196,782	(602,249)
Other receivable	(392)	(85)
Other assets	27,475	(2,441)
Accounts payable and accrued expenses	(185,663)	195,282
Accrued payroll	331,215	(668,000)
Deferred revenue	170,457	9,651
Net Cash Used In Operating Activities	(1,945,701)	(7,483,018)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for equipment	-	(11,730)
Net Cash Used in Investing Activities	-	(11,730)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from SBA loans -PPP	708,500	-
Member's contributions	850,000	3,182,500
Proceeds from line of credit	-	2,000,000
Proceeds from related party notes	50,000	10,000
Proceeds from notes payable	550,000	2,235,684
Debt repayments	(62,932)	-
Net Cash Provided By Financing Activities	2,095,568	7,428,184
Net increase (decrease) in cash	149,867	(66,564)
Cash - beginning of period	238	66,802
Cash - end of perioc	$ 150,105	$ 238

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

	2020	2019
Cash paid during the year/period for:		
Interest	$ -	$ -
Taxes	$ -	$ -

SUPPLEMENTARY DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

	2020	2019
Conversion of loans to members' equity	$ 600,000	$ 140,000
Issuance of membership units	$ -	$ 575,960

See accompanying notes to financial statements

Note 1- Description of Business

Whereable Technologies, Inc. (the "Company") produces and markets mobile personal security devices and access to a comprehensive SaaS platform under the trademarked brand "RiskBand" primarily to businesses with "at-risk employees" or "lone workers" who require enhanced security in light of the diverse threats posed to their business environments and employees.

The Company's RiskBand devices were initially deployed with customers in 2019 after several years of development and substantial investment of equity in product research & development. As of December 31, 2020 and 2019, Members' Investments were $24,754,270 and $20,789,270.

The RiskBand mobile device is a stand-alone emergency response and communication tool that is not dependent upon a smart phone and offers robust functionality, including: single push button for emergency alerting to designated professional emergency response team that can evaluate the situation and determine the appropriate response; GNSS/GPS and cellular assisted A-GPS for global location and tracking; built-in configurable camera, speaker and microphone for two-way voice communication, image transmission and advanced situational awareness; and other features. The Company's ARIES software platform is a comprehensive graphical user interface that allows for control of all facets of device deployment during the period of the customer's use of its devices.

The Company, either directly or through reseller partners, contacts a wide variety of business groups, industry organizations and business entities who the Company's management and strategic partners believe might be interested in employing the Company's systems in aspects of their operations, have high credit standing, and have the ability to place sizeable orders.

The Company's products and services are marketed by its wholly-owned subsidiary, Risk Band LLC ("RiskBand"), a Delaware limited liability company. The Company owns the intellectual property that enable RiskBand to produce and market its products and services.

Note 2- Going Concern Issues and Management's Plans

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course for the foreseeable future. The Company's ability to continue as a going concern is dependent upon continued equity funding and/or debt financing. The Company's primary need for liquidity is to fund upgrades to RiskBand device technology, the production of upgraded RiskBand mobile devices, upgrades to the ARIES platform, and general corporate purposes, including debt repayment and interest payments.

The Company incurred losses of $4,965,643 in 2020 and $6,546,809 in 2019, of which $2,814,999 was attributable to product research and development (including non-cash share-based compensation of $2,162,500); and $536,210 in 2019. The Company also has a substantial working capital deficit.

Management believes these conditions raise substantial doubt about the Company's ability to continue as a going concern for the next twelve months from the date these financial statements were issued. The ability to continue as a going concern is dependent upon profitable future operations, positive cash flows and additional financing.

Management has taken action to address the Company's need for greater liquidity by substantially reducing the Company's cash expenses and by raising additional capital. In 2020, the Company raised an aggregate of $1,450,000 in additional capital; and in 2021, an additional $1,117,500 was raised (through November 30th).

Note 2- Going Concern Issues and Management's Plans, continued

Senior Management has substantial experience in completing public offerings and accessing the public capital markets and plans to file registration statements to enter those markets in the near future. Management also intends to continue efforts to raise additional capital from its existing investors and to further reduce general and administrative expenses and product research and development expenses, especially once the Company's upgrades to its mobile devices are deployed in early 2022. Management cannot provide any assurances, however, that the Company will be successful in completing these undertakings and accomplishing any of its plans.

Note 3- Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The Company is a Delaware corporation headquartered in Mount Pleasant, South Carolina. Its product and intellectual property development staff are located in Colorado.

The Company and its subsidiaries were initially formed in 2015 as Delaware limited liability companies. Effective April 1, 2021, the parent company completed a statutory conversion to a Delaware corporation. While the Company has another subsidiary, First Classp LLC, that was formed to produce and market devices that could be worn by students, with different functionalities than RiskBand devices, that subsidiary has not commenced any operations.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions have been eliminated in consolidation. The Company licenses its technology to RiskBand in return for license fees equal to 15% of RiskBand gross revenues and manages RiskBand for a set monthly management fee. These fees are eliminated upon consolidation.

(c) Cash Equivalents

The carrying amounts of cash and cash equivalents approximate their fair value. The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

(d) Estimates and Assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates that affect the consolidated financial statements include, but are not limited to, useful lives of fixed assets related to depreciation periods, valuation of intangible assets, timely payments of commitments and collectability of receivables.

(e) Accounts Receivable

Accounts receivable will be classified as short-term amounts due from RiskBand customers who have entered into contracts with RiskBand, in which the right of collectability exists from services provided. The Company does not have nor will experience accounts receivable from customers until services are rendered, goods are delivered, and cash can be reasonably collected.

Note 3- Summary of Significant Accounting Policies, continued

(f) Inventory

Inventory consists of RiskBand devices and is stated at the average cost method. The Company will utilize historical experience and any other known specific factors, such as future demand and market conditions, to provide estimated reserves for excess or unusable inventory.

(g) Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation, using the straight-line method. Fixed assets are recorded at a useful life of five years for furniture and computer server infrastructure and three years for computer laptops and related systems.

(h) Other Assets

Other assets primarily consist of the Company's trademarks and trade names, plus the costs associated with the creation and filing for the registration of intangible assets. The Company accounts for intangible assets in accordance with the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) 350, *Goodwill and Other Intangible Assets*. ASC 350 requires that indefinite life intangible assets be reviewed at least annually (or more frequently under certain conditions) for impairment. No events or circumstances have occurred that would suggest an impairment of these assets as of December 31, 2020 or 2019.

(i) Impairment of Long-Lived Assets

The Company will record impairment losses on long-lived assets used in operations or expected to be disposed of when events and circumstances indicate that the assets might be impaired and when those assets are expected to generate undiscounted cash flows that would be less than their carrying amounts. No indicators of impairment existed at December 31, 2020 or at December 31, 2019.

(j) Income Taxes

Effective April 1, 2021, the Company converted to a Delaware corporation and, in that capacity, will be subject to federal and state income tax laws. When the Company was a limited liability company, it was considered a pass-through tax entity for income tax purposes. Accordingly, it generally was not subject to federal or state income taxes, and no provision for income taxes has been made in these financial statements.

(k) Revenue Recognition

Revenue is recognized from contracts with customers when there is persuasive evidence of an arrangement, the price is fixed or determinable, the possession and risk of loss pass to the customer, and collectability is reasonably assured.

The Company generates revenue primarily through monthly recurring fees received for: the use of its devices; training and support in connection with the initiation of service (for which a non-refundable activation fee may be charged); registration and continuing access to the ARIES platform; cellular connectivity; GPS and other location capability; emergency response monitoring; and other related services over a two-year contractual term. The contract value exceeds the cost of the device, the current version of which has a useful life of approximately two years. After the device is delivered, the Company has continuing performance obligations, including support, maintenance and the various related services referred to above.

The Company has adopted ASC 606, *"Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing"*. ASC 606 establishes a five-step process to govern contract revenue reporting as follows:

Note 3- Summary of Significant Accounting Policies, continued

Step 1: Identify the contract(s) with a customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company records as revenue at the inception of the contract, the estimated contract value that has been determined to have been earned, which includes the value of the RiskBand device, any activation fee, and the initial month the contract. The remaining portion of the contract, consisting of support and maintenance of the device, emergency monitoring, connectivity costs, and software support and maintenance is deferred and recognized as revenue as payments are made by the customer and as the remaining performance obligations are performed.

(l) Product Research and Development

Substantially all product research and development costs related to designing significant upgrades to existing products or processes during production are recorded as research and development. These costs primarily include contractor costs, employee salaries, third party vendors, materials and supplies for the development of the software, firmware and hardware and were $2,814,999 in 2020 (including $2,162,500 in non-cash share-based compensation) and $536,210 in 2019.

(m) Marketing and Advertising Costs

The Company expenses marketing and advertising costs when incurred. Marketing costs incurred for the year ended December 31, 2020, were $28,138; and $135,439 in 2019.

(n) Recent Accounting Pronouncements

The Company does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

(o) Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. At times, its cash with a particular financial institution may exceed any applicable government insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it is a credit counterparty; as such, it believes that any associated credit risk exposures are limited.

The Company uses only one vendor to manufacture its RiskBand devices, and costs for such services are set forth as Manufacturing Costs under Costs of Goods Sold ($164,305 in 2020 and $27,793 in 2019).

In 2020, three customers, including two resellers with multiple end users accounted for 64% ($343,496) (reseller), 16% ($115,394), and 13% ($97,286) (reseller) of the Company's revenues. In 2019, two customers accounted for 54% ($46,940) and 33% ($28,741) of revenues.

(p) Equity Based Compensation

The Company applies the fair value method of ASC 718, Share Based Payment, formerly Statement of Financial Accounting Standards ("SFAS") No. I23R *"Accounting for Stock Based Compensation"*, in accounting for its equity-based compensation. This accounting standard states that compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period, if any. As the Company does not have sufficient, reliable, and readily determinable values relating to its common stock, in the financial statements the Company has used the stock value pursuant to its most recent sale of stock for purposes of valuing share-based compensation.

Note 4 - Inventory

Inventory on December 31, 2020, $405,467, consisted of completed RiskBand devices valued by the average cost method; $602,249 in 2019.

Note 5- Fixed Assets

Fixed assets consisted of the value of laptops, monitors, servers, and various items of hardware in our engineering laboratory in Colorado in our hardware, net of depreciation.

	December 31, 2020	December 31, 2019
Office equipment and furnishings	$191,339	$191,339
Less: accumulated depreciation	128,989	83,209
	$ 62,360	$108,130

Depreciation expense in 2020 and 2019 was $45,780 and $51,225.

Note 6 - Other Assets

The Company's intangible assets primarily consist of the costs associated with its registered trademarks: "RISKBAND"; "ARIES"; "ACTIVATION. COORDINATION. RESPONSE"; and "BY YOURSELF BUT NEVER ALONE".

Note 7 - Accrued Payroll

The Company's Accrued Payroll consists of two general categories of obligations:

(a) The Company entered into separation and release agreements with fourteen (14) former employees (including three (3) who initiated litigation) for payment of an aggregate of $110,214 of compensation (and, in the case of the litigants, statutory penalties and counsel fees) that remained unpaid at December 31, 2020. At November 15, 2021, an aggregate of $23,900 remained unpaid under such agreements.

(b) In February and March 2020, the Company entered into independent contractor agreements with an aggregate of eleven (11) former employees for the deferral of unpaid compensation (then aggregating $244,250) that had been accrued but unpaid as of February 15, 2020. The new contracts were on an at-will basis, provided for compensation levels less than the employees previously had been receiving, and involved the grant of an aggregate of eleven (11) Class B membership units. Initially, the agreements also generally provided for the deferral of the unpaid compensation until August 31, 2020. At December 31, 2020, the amount of deferred compensation payable under such agreements was $186,750.

In 2021, the Company entered into agreements with certain of these service providers pursuant to which each such person agreed to further defer their unpaid compensation until May 31, 2022 in exchange for (i) certain increases in their then compensation levels and (ii) the eligibility to receive certain bonuses if certain milestones were achieved with respect to the timely deliveries of a prototype of the Company's new GEN3 device and the production version of such device. On November 15, 2021, such deferred amounts aggregated $161,667.

Note 8 - Loans and Notes Payable

(a) **Line of Credit**: On January 14, 2019, the Company entered into a Loan Agreement with a holder of Class B membership units ("LOC Lender") that provided the Company with a revolving credit facility under which the Company could borrow up to an aggregate of $2,000,000 at an interest rate of 8% per annum. The initial maturity date of the facility was January 1, 2021. Concurrent with the line of credit facility, the Company issued to the LOC Lender an additional six (6) Class B membership units of the Company. The Company borrowed the full amount of the facility during 2019. On December 31, 2020 and 2019, $2,000,000 was outstanding.

Effective January 29, 2021, the Company entered into an Amended and Restated Loan Agreement with the LOC Lender ("Loan Agreement"), under which the LOC Lender advanced to the Company an additional $600,000 and extended the maturity date of the aggregate advances until June 30, 2022. As part of the amended agreement, the Company agreed to repay $300,000 of principal advances from receipts obtained from customers under licenses for RiskBand devices that had been entered into on or before December 31, 2020, and granted the LOC Lender a first lien and security interest in all the Company's assets. Risk Band LLC, the Company's wholly owned subsidiary, guaranteed the loan.

During 2021, the LOC Lender declared an "Event of Default" under the Loan Agreement due to the Company's failure to make certain required prepayments of principal. In September 2021, a settlement was reached under which the LOC Lender waived the alleged default and granted the Company an extension of the maturity date of the loan until September 30, 2022. In exchange for the waiver and extension, the Company: 1) issued to the LOC Lender 111,941 shares of the Company's Preferred Stock in payment of accrued but unpaid interest of $335,822 as of August 31, 2021 (valued at $3.00 per share); 2) exchanged all shares of Common Stock then held by LOC Lender (599,994) for 599,994 shares of Preferred Stock; and 3) make principal payments in the amount of 30% of the aggregate proceeds in excess of $3,500,000 of any equity crowdfunding offering or any Regulation A+ offering by the Company prior to the September 30, 2022, maturity date. LOC Lender currently holds 711,935 shares of Preferred Stock. See Note 10: Capital Structure.

(b**) Notes Payable.** Set forth below are details regarding notes payable as of December 31, 2020, and 2019 that are reflected in the financial statements.

NOTES PAYABLE AS OF DECEMBER 31, 2020

(i) Unsecured Notes Payable among current liabilities consisted of fifteen (15) notes with outstanding balances owing aggregating to $483,754, and each note was either past due or was payable on demand as of December 31, 2020.

Related Parties: two (2) of these notes were demand notes held by directors of the Company, with interest at 10%, and had outstanding principal balances aggregating $50,000. During 2020, one (1) of these directors converted loans in the aggregate principal amount of $100,000 to one (1) Class B unit. See Note 9: Related Party Transactions.

During 2020, two (2) other members converted loans in the aggregate principal amount of $350,000 for an aggregate of 3.5 Class B units. Of the remaining notes, eleven (11) were held by members (now stockholders) of the Company with outstanding principal balances aggregating ($325,000). The amounts of unpaid principal on nine of these notes was $25,000 with interest rates ranging from 8% to 10%; two (2) of these notes each had unpaid principal balances of $50,000 with interest at 8%.

The two (2) remaining short term notes were held by an individual ($75.000 at 12% interest) and a financial institution ($33,754 total balance). The balance due to the financial institution ($33,754) was paid in full as of November 30, 2021.

Related Parties: two (2) notes, with an outstanding principal of $50,000, interest at 10%, was held by two directors of the Company. See Note 9: Related Party Transactions.

Note 8 - Loans and Notes Payable, continued

The Company has been working with the various holders of the notes that were past due (most of whom are stockholders of the Company), on an amicable basis, to defer the maturity dates and payments on these notes. None of these holders have commenced or threatened litigation.

In February and March 2021, two members who had each made loans of $25,000 to the Company in November 2019, agreed to convert the unpaid principal amount of their loans in exchange for 0.25 of a Class B membership unit and the payment of accrued but unpaid interest (aggregating to $5,000). See Note 10: Capital Structure.

In March 2021, three members who were then service providers to the Company, and each of whom had made a loan of $25,000 to the Company in November 2019, each agreed to extend the maturity date of the loan until May 31, 2022, in exchange for the payment of 25% of the principal amount of the loan (aggregating to $18,750) and accrued but unpaid interest (aggregating to $7,419.17).

(ii) Unsecured Notes Payable among long term liabilities consisted of four (4) notes with outstanding balances owing aggregating $600,000, and each note has a maturity date of June 30, 2022.

Related Parties: one (1) note, with an outstanding principal of $50,000, interest at 8%, was held by an individual who was then a director of the Company. See Note 9: Related Party Transactions.

One (1) loan, with an amount owing of $150,000 and interest at 10%, was held by a stockholder of the Company.

Two (2) loans, aggregating to outstanding principal of $400,000, with interest at 8%, were held by a non-member LLC.

NOTES PAYABLE AS OF DECEMBER 31, 2019

(i) Unsecured Notes Payable among current liabilities consisted of:

Related Parties: Two (2) directors of the Company had loaned the Company an aggregate of $250,000, with interest at 8%. In June 2020, each of these directors converted a loan in the principal amount of $100,000 ($200,000 in the aggregate) for one (1) Class B unit and the payment of accrued but unpaid interest. See Note 9: Related Party Transactions.

Of the remaining 15 holders of short-term notes, twelve (12) were members of the Company.

A. Two (2) of these members were each owed $250,000, with interest rates ranging from 8% to 10%. One (1) of these members converted notes aggregating $250,000 for 2.5 Class B units; the other member converted $100,000 of the principal amount due in return for 1.0 Class B unit and agreed to extend the maturity date of the remaining principal amount of $150,000 until June 30, 2022.
B. One (1) member who subsequently made an additional capital investment in the Company, was paid $25,000 on his note, plus interest; two (2) other members each converted a note in the principal amount of $25,000 for 0.25 Class B units; and, as noted above in Note 8(b)(i), three (3) other members received partial principal payments of $25,000 on their notes, plus interest, and agreed to extend the maturity dates of the balance of their notes until May 31, 2022.
C. The four (4) remaining notes held by members had an aggregate outstanding principal balance of $200,000, with interest at 8%.

Note 8 - Loans and Notes Payable, continued

The remaining short-term notes consisted of $400,000 advanced to the Company by an LLC at 8% interest; a $75,000 note issued in 2016, with interest at 12%, held by an unrelated party; and small business advances from a financial institution (aggregating $69,300) with no stated interest rate, but which imposed monthly fees and costs that resulted in the Company incurring effective borrowing costs ranging from 47.21% to 62.84%. All amounts owing to the financial institution have been paid in full. In 2020, the maturity date of the advances made by the LLC was extended to June 30, 2022.

(ii) On December 31, 2019, there were no unsecured Notes Payable among long term liabilities. As noted above, subsequently certain of the notes were converted, paid, partially paid, or restructured so that the Company did have long term notes payable as of December 31, 2020.

(c) <u>Paycheck Protection Plan Loans</u>

In April 2020, the Company received Paycheck Protection Plan ("PPP") funds of $708,500 from the Small Business Administration ("SBA"). The Company thereafter hired ten (10) employees, including former employees who had executed independent contractor agreements in February and March of 2020. The Company has applied for the forgiveness of this loan pursuant to the applicable regulations and is awaiting a determination from the SBA. In May 2021, the Company received an additional PPP loan of $133,600, and the Company intends to apply for forgiveness of that loan as well in due course.

At December 31, 2020, the five-year maturity of the loans and notes are as follows:

December 31, 2021	$483,754
December 31, 2022	$600,000
Total	$1,083,754

Note 9 - Related Party Transactions

(a) In March 2020, four members, including 2 members of the Company's Board of Managers and 2 former Managers, each made a loan to the Company of $25,000, on a demand basis, with interest at 10% per annum. See Note 8: Loans and Notes Payable.

(b) In June 2020, a manager (who is the Company's current Chairman) converted an outstanding loan that he had made to the Company in October 2018, in the principal amount of $100,000 and bearing interest at 8% per annum, in return for one (1) Class B membership unit plus the payment of $9,337 in accrued but unpaid interest. See Note 8: Loans and Notes Payable.

(c) In June 2020, a manager (who had previously served as Chairman) converted $100,000 in principal amount of loans aggregating $150,000 (with interest at 8% per annum) that he had previously made to the Company in exchange one (1) Class B membership unit and the payment of $12,098.63 in accrued but unpaid interest through December 31, 2019. In addition, the Manager agreed to extend the maturity date of the remaining unpaid principal balance of $50,000 until no later than June 30, 2022. See Note 8: Loans and Notes Payable.

(d) During the year ended December 31, 2020, the President received compensation of $31,167 and the Executive Vice President was paid $34,167; in 2019, the President was paid $310,000 and the Executive Vice President $145,000.

Note 9 - Related Party Transactions, continued

(e) In July 2019, the Company's then Chairman of the Board of Managers loaned the Company $50,000 on a demand basis at an interest rate of 8% per annum. See Note 8: Loans and Notes Payable.

Note 10 - Capital Structure

(a) Effective April 1, 2021, the Company completed a statutory conversion from a Delaware limited liability company to a Delaware corporation. The new Certificate of Incorporation authorizes capital stock consisting of (i) 25,000,000 shares of Common Stock, par value $0.001 per share ("Common Stock") and (ii) 5,000,000 shares of Preferred Stock, par value $0.001 per share. All 5,000,000 authorized shares of Preferred Stock have been designated as Series A 6% Convertible Participating Preferred Stock ("Preferred Stock"). Each share of Common Stock is entitled to one vote. The Preferred Stock does not have voting rights, except in certain limited circumstances described below.

(b) Immediately upon the conversion, each full Class A and Class B membership unit was converted into 33,333 shares of the Company's Common Stock, resulting in an aggregate of 10,448,902 shares of Common Stock then outstanding. (Fractional units received a prorated number of full shares). No shares of Common Stock were issued to holders of Class C membership units (i.e., profits interests), as none of those units had any value.

(c) On November 30, 2021, the Company's outstanding capital stock consisted of 6,772,935 shares of Common Stock and 4,085,239 shares of Preferred Stock. See subparagraph (i) of this Note 10 for information regarding issuances of Preferred Stock in 2021 which involved the exchange of Preferred Stock for Common Stock.

(d) When the Company was a Delaware limited liability company ("LLC"), its membership interests consisted of Class A, Class B and Class C membership units. Each Class A and Class B Member was entitled to vote in accordance with the Operating Agreement, with certain matters requiring the unanimous approval of the Class A members. Class C Members did not have any voting rights unless required by applicable law. The Class C units were awarded pursuant to a Profits Interests Plan available to service providers, and only had value to the extent that the value of the Company increased above $41.7 million.

(e) On December 31, 2020, the Company's outstanding Class A and Class B membership interests totaled 297.175 units. There were also 14.326 Class C units.

(f) On December 31, 2019, the Company's outstanding Class A and Class B membership interests totaled 243.72 units. There were also 9.78 Class C units.

(g) Issuances of membership interests in 2020: no Class A units; 53.455 Class B units; and 4.545 Class C units.

(i) The Class B units were issued as follows: 24.375 were issued to service providers to retain their services and to obtain a deferral of unpaid wages that had been due as of February 15, 2020 (see Note 7: Accrued Payroll); 10.06 units were issued for an aggregate cash purchase price of $950,000; 12.5 units were granted to cash purchasers of new units pursuant to price adjustment provisions in their respective subscription agreements that entitled those purchasers to obtain additional units to the extent that they had previously paid in excess of $100,000 per unit for their prior purchases of units; and 6.52 units were issued for the conversion of an aggregate of $550,000 of loans and $50,000 of unpaid wages. Two (2) members of the Board of Managers each converted $100,000 in loans for one (1) Class B unit each.

Note 10 - Capital Structure, continued

(h) Issuances of membership interests in 2019: 3.4 Class A membership units; 33.27 Class B units; and 1.42 Class C units.

The new Class A membership units were issued to two members of the Board of Managers: two units for a cash purchase price of $380,000, and 1.4 units for the conversion of unpaid loans of $100,000 and unpaid wages of $40,000. In addition, in August 2019, the Company's President and member of the Board of Managers, and the Company's then Chairman of the Board, each surrendered 2.5 Class A membership units to the Company without any consideration. Accordingly, in 2019 there was a net decrease (to 88.17 units) in the amount of Class A units that were outstanding at year's end.

The new Class B membership units were issued as follows: 24.52 units for an aggregate cash purchase price of $2,802,500; six units to the provider of a $2 million revolving credit facility (see Note 8: Loans and Notes Payable); and 2.75 units to nine (9) persons who loaned the Company an aggregate of $275,000.

Certain stockholders, who had been existing members the Company's LLC predecessor, were offered certain inducements to make further investments to enable the Company to obtain interim financing while it explored the LLC's available options for additional financing, including a possible strategic transaction. During the period August 5, 2020, through January 21, 2021, 13 members of the LLC agreed to provide the LLC with such interim financing in the aggregate amount of $850,000. As an inducement for these members to make these additional investments, the LLC granted the purchasers (i) certain price adjustments on prior purchases of LLC Units that had been made at prices in excess of $100,000 per Unit (or the equivalent of $3.00/share after the statutory conversion of the LLC into a corporation), and (ii) anti-dilution protections during a defined "protected period" (generally 12 months from the date of the respective purchaser's new investment) in the event that the Company were to issue, prior to the end of the purchaser's protected period, securities at a price or enterprise value less than the equivalent of $3.00/share. None of the Company's directors or executives is a party to any agreement containing such terms and, as of November 30, 2021, only two stockholders who hold an aggregate of 99,999 shares of Common Stock have such price protection in effect.

(i) Issuances of membership units and capital stock in 2021:

During the period January 1, 2021, through March 31, 2021, while still an LLC, company, the Company issued six (6) Class A units, and 10.045 Class B units.

The Class A units were issued as follows: two (2) units were issued for cash purchase prices aggregating $200,000, and four (4) additional Class A units were issued pursuant to price adjustment provisions in the subscription agreements based upon higher cash prices that the investor had previously paid for units.

The Class B units were issued as follows: 7.675 were issued to service providers pursuant to the vesting schedules of their contracts; one (1) unit was issued for a cash purchase price of $100,000; 0.87 units were issued pursuant to price adjustments to which the cash purchaser was deemed entitled; and 0,50 units were issued for the conversion of loans totaling $50,000 (see Note 8: Loans and Notes Payable).

(j) Issuances of Preferred Stock in 2021

During the period June 2021 through November 30, 2021, the Company raised additional capital aggregating $975,000 from the sale of shares of Preferred Stock at $3.00 per share to existing stockholders of the Company. As a result of these fundraising efforts, the Company issued an aggregate of 325,000 shares of Preferred Stock to the purchasers. Each of the stockholders who purchased such shares was also given an opportunity to opt to exchange shares of Common Stock for shares of Preferred Stock, taking into consideration the amount of additional capital that such stockholder-purchasers had contributed to the Company during the latter part of 2020 and during 2021. As a result, at November 30, 2021, the Company

Note 10 - Capital Structure, continued

had issued an aggregate of an additional 3,048,304 shares of Preferred Stock and cancelled a like number of shares of Common Stock. Among the stockholders who purchased shares of Preferred Stock were two directors (one of whom did so in the name of an affiliated entity in which he owns a substantial interest). Those individuals (including the affiliated entity of one of them) contributed an aggregate of $500,000 of additional capital to the Company over the past twelve (12) months, including the purchase of an aggregate of 99,999 shares of Preferred Stock for an aggregate purchase price of $300,000. In addition, these directors each opted to exchange an aggregate of 455,995 shares of Common Stock for a like number of shares of Preferred Stock.

In September 2021, the Company issued during 2021 an aggregate of 711,925 shares of Preferred Stock to the LOC Lender under the Company's outstanding secured loan agreement (and cancelled 599,994 shares of Common Stock that had previously been held by LOC Lender). See Note 8: Loans and Notes Payable.

(k) Common Stock Terms

All shares of the Company's Common Stock have equal rights and privileges with respect to voting, liquidation, and dividend rights. Each share of Common Stock entitles the holder thereof to one vote for each share held of record on all matters submitted to a vote of the stockholders to participate equally and to receive all such dividends as may be declared by the Board of Directors out of funds legally available; and to participate pro rata in any distribution of assets available for distribution upon liquidation. Common Shares are not subject to redemption and carry no subscription or conversion rights.

(l) Preferred Stock Terms

Shares of Preferred Stock are entitled to dividends, are convertible into shares of Common Stock, and have certain liquidation preferences and anti-dilution protections, as summarized below:

DIVIDENDS: The holders of shares of Preferred Stock are entitled to receive a cumulative annual dividend (the "Accruing Dividends") at a rate of six percent (6%) per annum, or $0.18 per share subject to adjustment upon splits, combinations and the like, payable in cash or Common Stock at the option of the Corporation's Board of Directors from and after the date of issuance of such shares Preferred Stock, payable at any time prior to a Liquidation Event. To the extent that cash dividends are declared on the Common Stock or any class of securities that is specifically designated as junior to the Preferred Stock, (a) no such dividends shall be paid until all accrued and unpaid Accruing Dividends have been paid to the Preferred Stockholders, (b) such dividends shall not be paid at a rate greater than the rate of Accruing Dividends, and (c) the Preferred Stockholders shall participate in such dividends on an as-converted basis.

LIQUIDATION PREFERENCE: In the event of any liquidation, dissolution or winding up of the Company, any Deemed Liquidation Event, or any distribution to stockholders of cash flow from the Company, the proceeds shall be paid, after payment of outstanding indebtedness, as follows:

First, until each Preferred Stockholder has received an amount in cash or Common Stock equal to all unpaid Accruing Dividends, 100% of the proceeds shall be paid to the Preferred Stockholders;

Second, until such time as each Preferred Stockholder has received an amount in cash or Common Stock equal to such Preferred Stockholder's Original Purchase Price, 100% of the proceeds shall be paid to the Preferred Stockholders and none of the proceeds shall be paid to the holders of Common Stock (the "Common Holders") and

Note 10 - Capital Structure, continued

thereafter, any remaining funds and assets of the Company legally available for distribution to stockholders are to be distributed ratably among the Preferred Stockholders and the Common Holders in proportion to the number of outstanding shares of Common Stock and the number of shares of Common Stock that would be held by each Preferred Stockholder if all the shares of Preferred Stock were converted into Common Stock.

A merger or consolidation (other than one in which stockholders of the Company at the time of the transaction own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "**Deemed Liquidation Event**"), thereby triggering payment of the liquidation preferences described above.

VOTING RIGHTS: Except as provided under "Mandatory Conversion" below, the shares of Preferred Stock shall be non-voting until converted into Common Stock.

OPTIONAL CONVERSION: Shares of Preferred Stock initially convert on a 1:1 basis into Common Stock at any time at option of holder, subject to adjustments for stock dividends, splits, combinations, and similar events and as described below under "Anti-dilution Provisions."

ANTI-DILUTION PROVISIONS: In the event that the Company issues additional securities at a purchase price less than $3.00 per share, such conversion price shall be adjusted (CP2) in accordance with the following formula:

$CP2 = CP1 * (A+B) / (A+C)$

CP2 = shall mean the new Preferred Stock Conversion Price in effect immediately after the new issue.

CP1 = shall mean the Preferred Stock Conversion Price in effect immediately prior to the new issue.

A = shall mean the number of shares of Common Stock deemed to be outstanding immediately prior to the new issue (includes all shares of outstanding Common Stock, all shares of outstanding Preferred Stock on an as-converted basis, and all outstanding options on an as-exercised basis).

B = shall mean the number of shares of Common Stock that would have been issued if such shares issued in the new issue had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Company with respect to the new issue by CP1).

C = shall mean the number of shares of stock issued in the subject transaction.

The following issuances shall not trigger anti-dilution adjustment:

(i) securities issuable upon conversion of any shares of Preferred Stock, or as a dividend or distribution on Preferred Stock; (ii) securities issued upon the conversion of any debenture, warrant, option, or other convertible security; (iii) Common Stock issuable upon a stock split, stock dividend, or any subdivision of shares of Common Stock; (iv) shares of Common Stock (or options to purchase such shares of Common Stock) issued or issuable to employees or directors of, or consultants to, the Company pursuant to any plan approved by the Company's Board of Directors; and (v) shares of Common Stock or Preferred Stock issued in connection with a duly approved *bona fide* strategic alliance, partnership agreement, or business acquisition of or by the Company, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise.

Note 10 - Capital Structure, continued

MANDATORY CONVERSION: Each share of Preferred Stock will automatically be converted into Common Stock at the then applicable Conversion Price upon the written consent of Preferred Stockholders then holding 50% plus one (1) of the then outstanding shares of Preferred Stock.

In addition, shares of Preferred Stock shall automatically convert into shares of Common Stock at the then applicable Conversion Price plus additional shares of Common Stock shall be issued to the Preferred Stockholders equal to the unpaid Liquidation Preference divided by the mid-range price set forth in the final Registration Statement issued immediately before the effective date of such Registration Statement, upon the occurrence of any one of the following events (a "Conversion Event"):

(a) the closing of a firm commitment underwritten public offering with a price of at least $6.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Company of not less than Ten Million Dollars ($10,000,000); or

(b) the (A) listing of the Company's shares of Common Stock for public trading on (i) the Nasdaq OTC Bulletin Board (or OTC-QB or OTC-QX), (ii) the Nasdaq Capital Market, (iii) the Nasdaq Global or Global Select Market, or (iv) the NYSE/AMEX and (B) sale of the Company's shares of Common Stock in a follow-on public offering or PIPE offering resulting in gross proceeds to the Company of at least Ten Million Dollars ($10,000,000) and with an offering price of at least $6.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events); or

(c) at the option of the Company, if the Company effected a public listing and subsequent offering as set forth in (b) above but in such subsequent offering the Company (A) raises less than Ten Million Dollars ($10,000,000) in gross proceeds, or (B) sells shares at less than $6.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events), then the Company may require the Series A Holders to automatically convert if the average daily trading volume per day is greater than $100,000 for the prior ten (10) consecutive trading days based on the closing price of the Company's Common Stock on each of those days.

A Mandatory Conversion shall not take place unless the underlying shares of Common Stock of the Company are either covered by an effective Registration Statement filed by the Company with the SEC on Form S-1, or are exempt from registration under the Act, pursuant to Rule 144. In addition, a Mandatory Conversion shall not take place if the Preferred Stockholders would receive less than the value (in Common Stock) of their unpaid Liquidation Preference.

REPURCHASE RIGHTS: The Company shall have the right at any time, upon written notice to a Preferred Stockholder, to repurchase (the "Repurchase") all or a portion of such stockholder's shares of Preferred Stock at a price equal to $6.00 per share plus accrued but unpaid Accruing Dividends (the "Redemption Price"). The Redemption Price shall be payable at the Company's option either in (i) cash or (ii) a note payable in two (2) annual installments (bearing simple interest at 6%), commencing not more than ninety (90) days (the date of such repurchase is herein referred to as the "Repurchase Date") after the Company delivers written notice of the Company's election to repurchase such holder's shares of Preferred Stock (the "Repurchase Notice"). Upon receipt of the Repurchase Notice, such Preferred Stockholder shall have the right, in lieu of the Repurchase, to convert the shares of Preferred Stock set forth in the Repurchase Notice into shares of the Company's Common Stock at the then applicable Conversion Price by delivering a notice of such election within thirty (30) days after the date of the Repurchase Notice.

Note 10 - Capital Structure, continued

(m) Limited Liability Membership Interests.

When the Company was a limited liability company, the Capital Account of each member of the Company was maintained in accordance with the provisions of Treasury Regulation Section 1.704-1 (b). The net profits and net losses for each fiscal year prior to the Company's conversion to a Delaware corporation, were allocated to the members in proportion to their membership Interests, subject to the at-risk rules of the Internal Revenue Service.

Note 11 - Subsequent Events

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were available to be issued (December 10, 2021) for potential recognition or disclosure. See subsequent events below:

(a) For information regarding (i) the issuances of membership units between January 1, 2021, through March 31, 2021, and (ii) changes in the Company's outstanding capital stock, including the issuances of Preferred Stock, subsequent to the conversion of the Company to a corporation, see Note 10: Capital Structure

(b) For information regarding reductions during 2021 in the aggregate amount of (i) unpaid wages as of February 15, 2020, that have been deferred until May 31, 2022, and (ii) remaining payments under separation and release agreements with former employees, see Note 7: Accrued Payroll.

(c) For information regarding amendments during 2021 to the documentation governing the Company's outstanding secured loan of $2,600,000, see Note 8: Loans and Notes Payable.

End of Financial Statements

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Whereable Technologies Inc.

By yourself but never alone


riskband
ARIES
Empowering At-Risk Employees

Website | Mount Pleasant, SC | TECHNOLOGY

$0.00 raised

0 Investors	**$44.5M** Valuation
$4.00 Price per Share	**$400.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$5M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

The Company believes that it is the first to offer businesses a sophisticated SaaS platform with an accompanying untethered wearable personal emergency device that is multi-functional and specially designed for at-risk or lone workers. The Company's device is not dependent upon a smartphone, is smaller than an iPhone, and weighs less than 5 oz. The Company's brand recognition has grown among well-known companies since its initial deployment in late 2019, and the Company expects to increase its market penetration substantially when it introduces its new generation 4G compliant device in early 2022.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The Company's in-house software and engineering teams have developed a proprietary comprehensive and scalable SaaS platform and related mobile devices, untethered to a smart-phone, to service the U.S. mobile workforce of lone and at-risk workers that is expected to increase to 93.5 million workers in 2024, and grow from $116 billion in 2021 to $265 billion in 2026. It is estimated that only 2% of lone workers are currently using personal emergency security devices.
- Multi-year contracts are in place with companies like: Humana, Biogen, Fedex, Sally Beauty Stores, Dollar General, Carilion Health, and other major companies who use our best of breed devices for their employees, many of whom have increased their orders after initial deployment.
- The Company's devices are manufactured in the U.S. After the initial deployment of the devices in 2019, we achieved in 2020 more than 500% YOY growth in revenue and contract values, with sharply decreased operating expenses.

OVERVIEW

One-touch mobile device for at risk workers

Whereable Technologies/RiskBand™ has created a highly sophisticated software platform and a wearable one-touch mobile device for the protection of lone and at risk workers.


11:08 am
Sun 17 Apr
The future of protection for lone & at risk workers

THE PROBLEM

Significant time is lost due to work-related injuries

In 2019, there were 888,220 nonfatal occupational injuries and illnesses involving days off. Work injury costs in 2019 reached an estimated $171B at a cost of $1,100 per worker, with medical bills reaching $42,000 per medically consulted injury. Total time lost due to work-related injuries in 2019 reached 105,000,000 hours.

Work Injury Costs -2019

Total in 2019	$171B
Per worker	$1,100
Per death	$1.22M
Per medically consulted injury	$42,000

Time Lost Due To Work Injuries - 2019

Total in 2019	105M days
Due to injuries in 2019	70M days
Due to injuries in prior years	35M days
In future years from 2019 injuries	55M days

Source

The U.S. mobile workforce is expected to increase from 78.5 million in 2020 to 93.5 million by 2024. By the end of 2024, mobile workers are expected to account for nearly 60% of the total U.S. workforce, increasing the market of lone workers.

THE SOLUTION

RiskBand: rapid emergency response assistance device

We developed RiskBand, a device which provides rapid emergency response assistance. A single-push button provides 2-way voice, user profile data, images, and geo-location in near real-time to a customer-selected monitoring service to deploy first responder assistance. A security response team will inform and support local response until a safe resolution is reached.


Interface
1 Lone worker presses panic button of wearable device
2 Interface intervention specialist identifies location & snapshots of lone workers
3 Law enforcement is informed

Our software platform ARIES provides user tracking up to 15 days for customer requests. The device uses first-class GPS tracking capabilities and cellular location fallback. GPS data is time stamped and sent to a central RiskBand server in accordance with the power management policy configured by the customer.


TARGET IS LOCKED
8 IMAGES PER SECOND
110-DEGREE CAMERA
11:08 am
Sun 17 Apr
COMMAND CENTER

RiskBand is marketed B2B under a two-year license agreement, with both domestic and international pricing and use case models. A one-time activation fee is charged for each device covered by a monthly subscription.

THE MARKET

A $116B market on the rise

The personal emergency response device market includes lone workers, who are defined as anyone who has to work alone for their job. With these risks, businesses need a way to remotely monitor and protect their lone workers in the case of an emergency. Usage of emergency response devices has been growing due to these risks. The wearable technology market reached $116.2B in 2021, and is expected to reach $265.4B by 2026.


Thur, May 17
9:25AM
ggreen
acme-9
The wearable technology market is set to more than double in value by 2026.
Wearable Tech Market
$116.2B
$265.4B
2021
2026

If an employee has tested positive for COVID 19 or other contagious virus, personal GPS data can be exported and downloaded from the device, and provided to healthcare professionals. This data can help determine where and when the employee may have inadvertently exposed others to a virus.


GEOS
safety solutions
COMMAND CENTER
OPEN CONFIGURATION
IDEAL FOR:
TRANSIT & DELIVERY SERVICES


CLOSED CONFIGURATION


BLENDED CONFIGURATION
IDEAL FOR: CAMPUS SECURITY

What sets us apart:

- **Accessibility:** We use a GUI (graphical user interface) platform that can be readily integrated with a company's security system and customized for protocols. The device is NOT dependent upon a smartphone, is smaller than an iPhone, and weighs approximately 5 ounces.
- **Local manufacturing:** The devices are manufactured in the United States.
- **Low cost of ownership:** The tech includes the services of a FEMA certified emergency response team and is cheaper than other products on the market.

OUR TRACTION

521% YOY Growth

As of December 2020, we've had $538,946 in sales. Since our launch in Fall of 2019, we successfully partnered with Everbridge and have additional contracts pending. We have achieved a YOY Growth of 521% in contracted value growth from 2019 to 2020. In January 2022, we will begin working on Gen 3 Production of the device which will be 4G compliant.


Thur, May 17
9:25AM
ggreen
acme-9
Sales
$538,946
as of December 2020
Growth
521%
from 2019-2020
*contract value growth

We will continue establishing reseller relationships, and anticipate the RiskBand will have a cumulative contract value of more than $100M within 5 years. Our goal is to sell the device to businesses first, and then publicly.

WHY INVEST

Improve the safety of at-risk and lone workers

We are offering the business community a standalone personal security device for the rapidly growing market of at-risk and lone workers. Help lone workers feel safe and address injuries in real-time.

Testimonials

"As part of our partnership, Everbridge will integrate its award-winning Safety Connectiontm platform with RiskBand's wearables... Our partnership with RiskBand advances our existing connected safety ecosystem, offering employees without immediate access to a mobile phone a direct line for emergency communication that they can utilize anywhere."

DAVID MEREDITH, CEO OF EVERBRIDGE

"Many businesses are forced to operate with reduced staff and adapt their offerings to include new services such as curbside pick-up. In times like these, more attention needs to be placed on protecting assets and increasing safety measures for employees and customers." "This new service enables businesses to add another layer of protection for their associates when they are working alone, for locations with limited or no existing protection, or to expand security coverage outside a business' building."

BRENT DUNCAN, CHIEF REVENUE OFFICER
AT INTERFACE SECURITY SYSTEMS

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

March, 2015

Our Company Launches!

The company's predecessor was formed as a Delaware limited company to develop and market a whereable security device and a software platform.

2018

Global Product Testing Completed

The device was tested in multiple locations, both domestic and international, and its functionality and reliability was confirmed.

November 2019

Launch

First generation product shipped to early adopters.

March, 2020

Everbridge (NASDAQ "EVBG")

Completed integration of the company's software platform with the crisis management of Everbridge, Inc., a reseller partner of the company's devices.

April, 2021

Conversion to Delaware C Corporation

Conversion from a Delaware limited liability company to a Delaware corporation.

June, 2021

Completion of next generation device

The Company completed the development of the prototype of its next generation device with greater functionality, longer battery life and 4G compatibility.

Meet Our Team



A. Dale Mayo

CEO, Chairman of the Board, Director

Bud Mayo is a highly respected entrepreneur and no stranger to technology, having led the conversion of movie theaters from film to digital cinema. Bud was the founder, chairman, president and CEO of Cinedigm, a pioneer in the digital cinema industry, from 2000 to 2010. He later founded Digital Cinema Destinations Corp., also known as Digiplex Destinations, which operated 20 interactive entertainment centers and nearly 200 movie screens across the nation before being purchased by Carmike Cinemas in 2014. Bud has been involved in technology-related businesses since beginning his business career in sales at IBM. He has earned numerous other achievements and accolades, including his 2010 induction into the film exhibition Hall of Fame , a 2009 Telly Award, and was the recipient of Ernst & Young's 2006 Regional Entrepreneur of the Year Award for Technology and Innovation.



Jim Van Law

President, Chief Revenue Officer, Director

Jim Van Law is a nationally recognized banker, respected leader and visionary entrepreneur who brings more than 35 years' experience in local, regional, national and global finance and business-building to Whereable Technologies. Previous to his role as President of Whereable Technologies, he helmed Van Law Strategic Solutions for five years, where he provided research, strategy, oversight and implementation to help start-ups get off the ground and mature businesses re-establish themselves in the marketplace. Prior to his life as an entrepreneur, Van Law was a force in the banking world. He was instrumental in the U.S. launch of the publicly traded Australian company Bartercard, serving as vice president and national director of sales and trading. He also served in leadership roles at New England Bank, Sovereign Bank and Citigroup.



Warren H Colodner

Executive Vice President, General Counsel, & Secretary

Warren Colodner is nationally recognized U.S. business litigation and corporate lawyer. He co-founded the New York office of global law firm K&L Gates. Prior to joining Whereable Technologies, Colodner served as general counsel and corporate secretary of Digital Cinema Destinations Corp. (DCIN), a movie theater chain whose stock was publicly traded on NASDAQ.



Francis G Johnson

Member of the Board of Directors

Francis Johnson maintains responsibility for all facets of Johnson & Johnson (J&J). He is one of three owners of the fourth-generation family business that his grandfather founded in 1930. Johnson began working at J&J in 1986 after a nine-month internship with Lloyds of London. As President of Johnson & Johnson Preferred Financing (JJPF), he ensures the success of a cutting-edge technology and service-driven insurance related sales organization.

Offering Summary

Company	Whereable Technologies, Inc
Corporate Address	1000 Johnnie Dodds Boulevard - Suite 103-312, Mount Pleasant, SC 29464
Offering Minimum	$10,000.00
Offering Maximum	$5,000,000.00
Minimum Investment Amount (per investor)	$400.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,500
Maximum Number of Shares Offered	1,250,000
Price per Share	$4.00
Pre-Money Valuation	$44,494,372.00

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Friends and Family - First 7 days | 15% bonus shares

Super Early Bird - Next 7 days | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Tier 1: $2,500+

5% additional bonus shares

Tier 2: $5,000+

10% additional bonus shares

Tier 3: $10,000+

15% additional bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Whereable Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

RiskBand is the first untethered wearable device designed to be an essential component of an organization's emergency response strategy.

The RiskBand device functions independent of a cell phone, smart device, Wi-Fi or other tethered network interface. With the push of a button, the device connects the wearer to RiskBand's premier emergency response partner, GEOS Safety and Security, or to an organization's internal security command center. Responders can see, hear, and analyze the situation in near real-time in order to deploy the appropriate response. The RiskBand device opens a two-way voice bridge to both the wearer and response partners, "I'm in the parking garage", "yes sir, emergency responders are tracking your location". And the embedded high-definition camera takes up to 8 images per second stamped with location latitude, longitude, date and time. The voice recording and stamped images are encrypted and stored in a secure chain of custody for evidentiary purposes. RiskBand's enhanced location-based tracking utilizes 4 sources of data services such as satellite and cellular, a feature unique to RiskBand.

RiskBand also provides for indoor positioning including multi-floor coverage using integrated Bluetooth beacon technology. Customizable geo-fencing allows for alerts to be sent and specific actions take place when a device wearer enters or leaves and predefined geographic area. The rugged RiskBand hardware meets IP67 protection standards, weighs less than 3 ounces, and is housed in a spec case. The award-winning designer for the top smartphones and tablets. The multi-dimensional technology and RiskBand Aries device manager can easily be configured to best fit an organization's needs. The open model configuration allows users to directly interface with the FEMA-certified emergency operations team at GEOS. Capable of deploying the appropriate emergency response in over 200 languages and dialects across 150 countries.

With the closed model configuration, the RiskBand Aries device manager connects the wearer to an organization's command center allowing for direct onsite communication. The blended model configuration uses a set of geo-fencing rules to establish connections to both an onsite command center and to our emergency response partner GEOS. The RiskBand technology team works with each organization for the configuration and customization of the Aries platform. Device wearers can receive emergency action messages to support situational awareness and emergency management operations.

RiskBand devices are shareable and can easily be checked in and out between shift employees. RiskBand's robust application programming interface can integrate with an organization's existing security software for quick and easy management of devices, policies, and alerts. The RiskBand device and Aries platform are available at a low cost to entry, providing proactive peace of mind. To discover more about RiskBand Aries including use cases, scalability, and implementation, contact us today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

OF

SERIES A PREFERRED STOCK

OF

WHEREABLE TECHNOLOGIES, INC.

October 13, 2021

Whereable Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), in accordance with Section 151 of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

1. The Certificate of Incorporation of the Corporation (the "**Certificate of Incorporation**"), fixes the total number of shares of all classes of capital stock which the Corporation shall have the authority to issue at thirty million (30,000,000) shares, consisting of twenty-five million (25,000,000) shares of common stock, $0.001 par value (the "**Common Stock**"), and five million (5,000,000) shares of preferred stock, $0.001 par value (the "**Preferred Stock**").

2. The Certificate of Incorporation expressly grants to the Board of Directors of the Corporation (the "**Board of Directors**") authority to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors and as are not stated and expressed in the Certificate of Incorporation.

3. Pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, the Board of Directors, on October 11, 2021, by unanimous vote, duly authorized and adopted the following resolutions:

> "**NOW THEREFORE BE IT RESOLVED**, that pursuant to the authority conferred on the Directors by the Corporation's Certificate of Incorporation, the Directors have previously established a series of preferred stock, designated Series A Convertible Participating Preferred Stock (the "**Series A Preferred Stock**"). The Series A Preferred Stock shall have the terms attached hereto as Exhibit A."
>
> "**FURTHER RESOLVED**, that the officers of the Corporation are hereby authorized and directed, to execute and file an Amended Certificate of Designation with the Delaware Secretary of State, and to take such other actions as they shall deem necessary and advisable to increase the authorized number of shares of Series A Preferred Stock of the Series A Preferred Stock.

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:04 PM 10/13/2021
FILED 05:04 PM 10/13/2021
SR 20213505659 - File Number 5709102

"**FURTHER RESOLVED**, the Corporation is hereby authorized to privately offer up to an aggregate of 5,000,000 shares of its Series A Preferred Stock, $0.001 par value, upon such terms as shall be authorized and approved by the Directors, to a select number of Accredited Investors under Section 4(a)(2) (formerly Section 4(2)) and Rule 506(c) of Regulation D promulgated under the Securities Act."

A copy of said Exhibit A is attached hereto and incorporated herein.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by Warren H. Colodner, as Executive Vice President and Secretary, as of the date first written above.

WHEREABLE TECHNOLOGIES, INC.

By: Warren H. Colodner
Warren H. Colodner (Oct 13, 2021 16:36 EDT)
Warren H. Colodner, EVP and Secretary

Exhibit A to

Certificate of Designation, Preferences and Rights

1. Designation. The total number of shares designated as Series A Convertible Participating Preferred Stock, par value $.001 (the "**Series A Preferred Stock**"), shall be Five Million (5,000,000) shares. The "**Original Issue Price**" for the shares of Series A Preferred Stock shall mean $3.00.

2. Dividends. The holders of shares of the Series A Preferred Stock (each a "**Series A Holder**" and collectively, the "**Series A Holders**") shall be entitled to receive a cumulative annual dividend (the "**Series A Accruing Dividends**") at a rate per annum of six percent (6%) per annum, or $0.18 per share, subject to adjustment upon splits, combinations and the like from and after date of issuance, payable in cash or Common Stock at the option of the Corporation's Board of Directors from and after the date of issuance of such Shares of Series A Preferred Stock, payable at any time prior to a Liquidation Event, prior to any payment of dividends to holders of Common Stock. To the extent that cash dividends are declared on the Common Stock or any class of securities that is specifically designated as junior to the Series A Preferred Stock, (a) no such dividends shall be paid until all accrued and unpaid Series A Accruing Dividends on the Series A Preferred Stock have been paid to the Series A Holders, (b) such dividends shall not be paid at a rate greater than the rate of Series A Accruing Dividends, and (c) the Series A Holders shall participate in such dividends on an as-converted basis.

3. Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation (a "**Liquidation Event**"), any Deemed Liquidation Event (as defined below) or any distribution to stockholders of cash flow from the Corporation, the proceeds shall be paid, after payment of outstanding indebtedness, as follows:

(a) First, until each Series A Holder has received an amount in cash or Common Stock equal to all unpaid Series A Accruing Dividends, 100% of the proceeds shall be paid to the Series A Holders and none of the proceeds shall be paid the holders of shares of Common Stock (the "**Common Holders**");

(b) Second, until such time as each Series A Holder has received an amount in cash or Common Stock equal to such Series A Holder's Original Purchase Price, 100% of the proceeds shall be paid to the Series A Holders and none of the proceeds shall be paid to the Common Holders (collectively with payments due under paragraph (a) above, the "**Liquidation Preference**").

(c) Thereafter, any remaining funds and assets of the Corporation legally available for distribution to stockholders are to be distributed ratably amount the Series A Holders and the Common Holders in proportion to the number of outstanding shares of Common Stock and the number of shares of that would be held by each Series A Holder as if all shares of Series A Preferred Stock were converted into Common Stock in accordance with provisions hereof (for clarity, the Dividend Amount will stop accruing upon payment of one times (1X) the Original Purchase Price).

(d) A merger or consolidation (other than one in which stockholders of the Company at the time of the transaction own a majority by voting power of the outstanding shares of the surviving or acquiring corporation), and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Corporation will be treated as a liquidation event (a "**Deemed Liquidation Event**"), thereby triggering payment of the liquidation preferences described above. The entitlement of Series A Holders to their liquidation preference shall not be abrogated or diminished in the event part of the consideration is subject to escrow in connection with a Deemed Liquidation Event

4. Notice Requirement. Upon a Liquidation Event or Deemed Liquidation Event, the Corporation shall, no later than ten (10) days after the date the Board of Directors approves such action, or no later than twenty (20) days before any stockholders' meeting called to approve such action, or within twenty (20) days before the commencement of any involuntary proceeding, whichever is earlier, give the Series A Holders written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash and property to be received by the Series A Holders and Common Holders upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to the Series A Holders of such material change.

5. Series A Preferred Stock; Conversion Rights.

(a) Right to Convert.

(i) Conversion Ratio. Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into one share of fully paid and nonassessable Common Stock, subject to adjustments for stock dividends, splits, combinations and similar events and as described below under "Anti-dilution Provisions." The initial "**Conversion Price**" for each share of Series A Preferred Stock is $3.00 per share.

(ii) Termination of Conversion Rights. Subject to Section 6(c)(i) in the case of a Contingency Event (as defined below) herein, in the event of a Liquidation Event, the right to convert will terminate at the close of business on the third day preceding the date fixed for the first payment of any funds and assets distributable on such event to the Series A Holders.

(b) Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

(c) Mechanics of Conversion.

(i) Notice of Conversion. To voluntarily convert shares of Series A Preferred Stock into shares of Common Stock, a Series A Holder shall surrender his/her certificate or certificates for the shares of Series A Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Series A Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "**Contingency Event**"). The conversion notice must state the holder's name. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Certificate and a certificate for the number (if any) of the shares of Series A Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 6(b) above in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay in shares of Common Stock all declared but unpaid dividends on the shares of Series A Preferred Stock converted.

(ii) Reservation of Shares. For the purpose of effecting the conversion of the Series A Preferred Stock, the Corporation shall at all times while there are any shares of Series A Preferred Stock outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of the Series A Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

(iii) Effect of Conversion. All shares of Series A Preferred Stock that shall have been surrendered for conversion as provided in this Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion, and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued.

(iv) No Further Adjustment. Upon any conversion of shares of Series A Preferred Stock, no adjustment to the Conversion Price of Series A Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends of Series A Preferred Stock or on the Common Stock delivered upon conversion.

(d) Adjustments for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of Series A Preferred Stock is issued by the Corporation (such date referred to herein as the "**Original Issue Date**") effects a subdivision of the outstanding Common Stock, the Conversion Price for each share of Series A Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date combines the outstanding shares of Common Stock, the Conversion Price for the Series A Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of the Series A Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section becomes effective at the close of business on the date the subdivision or combination becomes effective

(e) Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for the Series A Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(ii) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the Series A Holders simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of the event.

(f) Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the Series A Holders in an amount equal to the amount of securities as the Series A Holders would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event

(g) Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date the Common Stock issuable upon the conversion of Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation or by a Liquidation Event), then in any such event each Series A Holder may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series A Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

(h) Mandatory Conversion. Each share of Series A Preferred Stock shall automatically convert at the then applicable Conversion Price upon the written consent of a Majority in Interest of the then outstanding shares of Series A Preferred Stock. In addition, the Series A Preferred Stock shall automatically convert into shares of Common Stock at the then applicable Conversion Price, plus additional shares of Common Stock shall be issued to the Series A Holders equal to the unpaid Liquidation Preference divided by the mid-range price set forth in the final Registration Statement issued immediately before the effective date of such Registration Statement, upon the occurrence of any one of the following events (a "**Mandatory Conversion**"):

(i) the closing of a firm commitment underwritten public offering with a price of at least $6.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Company of not less than Ten Million Dollars ($10,000,000); or

(ii) the (A) listing of the Corporation's shares of Common Stock for public trading on (i) the Nasdaq OTC Bulletin Board (or OTC-QB or OTC-QX), (ii) the Nasdaq Capital Market, (iii) the Nasdaq Global or Global Select Market, or (iv) the NYSE/AMEX and (B) sale of the Corporation's shares of Common Stock in a follow-on public offering or PIPE offering resulting in gross proceeds to the Corporation of at least Ten Million Dollars ($10,000,000) and with an offering price of at least $6.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events); or

(iii) at the option of the Company, if the Company effected a public listing and subsequent offering as set forth in (b) above but in such subsequent offering the Company (A) raises less than Ten Million Dollars ($10,000,000) in gross proceeds, or (B) sells shares at less than $6.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events), then the Company may require the Series A Holders to automatically convert if the average daily trading volume per day is greater than $100,000.00 for the prior ten (10) consecutive trading days based on the closing price of the Company's Common Stock on each of those days. .

(iv) A Mandatory Conversion shall not take place unless the underlying shares of Common Stock of the Company are either covered by an effective registration statement filed by the Company with the SEC on Form S-1, or are exempt from registration under the Act, pursuant to Rule 144. In addition, a Mandatory Conversion shall not take place if the holder would receive less than the value (in Common Stock) of their unpaid Liquidation Preference.

Upon a mandatory conversion based upon the written consent of the Majority in Interest of the holders of Series A Preferred Stock or a Conversion Event set forth in Section 6(h)(i), 6(h)(ii), or 6(h)(iii) above, each Series A Holder shall receive additional shares of Common Stock equal to the quotient obtained by dividing (A) the unpaid Liquidation Preference by (B) the mid-range price set forth in the final Registration Statement issued immediately prior to the date of such Registration Statement.

(i) Procedural Requirements. The Corporation shall notify in writing all Series A Holders of the mandatory Conversion Event and the place designated for mandatory conversion of the Series A Preferred Stock upon a mandatory conversion. Unless otherwise provided in this Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each Series A Holder shall surrender his/her certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Series A Preferred Stock converted, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the closing of the mandatory **Conversion Event** (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section. As soon as practicable after a **Mandatory Conversion Event** and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for

Series A Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided above in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A Preferred Stock converted. Such converted Series A Preferred Stock shall be retired and cancelled and may not be reissued as shares of Series A Preferred Stock, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly

6. Series A Preferred Stock; Repurchase Rights.

(a) The Corporation shall have the right at any time, upon written notice to a Series A Holder, to repurchase (the "**Repurchase**") all or a portion of the Series A Holder's shares of Series A Preferred Stock at a price equal to $6.00 per share plus accrued but unpaid Series A Accruing Dividends (the "**Repurchase Price**"). The Repurchase Price shall be payable in (i) cash or (ii) a note payable in two (2) annual installments (bearing simple interest at 6%), commencing not more than ninety (90) days (the date of such Repurchase is herein referred to as the "**Repurchase Date**") after the Corporation delivers written notice of the Corporation's election to repurchase such Series A Holder's shares of Series A Preferred Stock (the "**Repurchase Notice**"), *provided* that, the Series A Holder shall have the right, in lieu of the Repurchase, to convert the Series A Holder's shares of Series A Preferred Stock set forth in the Repurchase Notice at the then applicable Conversion Price into shares of the Corporation's Common Stock by delivering a notice of such election within thirty (30) days after the date of the Repurchase Notice.

(b) On or before the Repurchase Date, the Series A Holder shall surrender the certificate or certificates representing the shares of Series A Preferred Stock (or, if such Series A Holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Repurchase Notice, and thereupon (i) the Repurchase Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof, or (ii) if the Series A Holder elects to convert in lieu of the Repurchase, the Corporation shall, as soon as practicable after the Repurchase Date, issue and deliver to the Series A Holder, or to the Series A Holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Certificate. In the event less than all of the shares of Series A Preferred Stock represented by a certificate are repurchased or converted, a new certificate, instrument, or book entry representing the remaining shares of Series A Preferred Stock shall promptly be issued to such holder.

(c) If the Repurchase Notice shall have been duly given, then notwithstanding that any certificates evidencing any of the shares of Series A Preferred Stock specified in the Repurchase Notice shall not have been surrendered, dividends with respect to such shares of Series A Preferred Stock shall cease to accrue after the Repurchase Date and all rights with respect to such shares shall terminate after the Repurchase Date, except for the right of the Series A Holder, upon surrender of any such certificate or certificates therefor, to receive the (i) Repurchase Price or (ii) a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Certificate.

7. Anti-Dilution.

(a) If, at any time prior to the conversion of the Series A Preferred Stock, the Corporation shall issue Common Stock or other securities convertible or exercisable into Common Stock at a price per-share that is less than the then current Conversion Price for the Series A Preferred Stock (or, if an anti-dilution or other adjustment has been previously made, less than the Conversion Price then in effect for the Preferred Stock), the Conversion Price will become the rate determined by the following formula:

$$CP_2 = CP_1 * (A+B) / (A+C)$$

For the purposes of the foregoing formula, the following definitions shall apply:

"CP_2" shall mean the new Series A Preferred Stock Conversion Price in effect immediately after the new issue.

"CP_1" shall mean the Series A Preferred Stock Conversion Price in effect immediately prior to the new issue.

"**A**" shall mean the number of shares of Common Stock deemed to be outstanding immediately prior to the new issue (includes all shares of outstanding Common Stock, all shares of outstanding Series A Preferred Stock on an as-converted basis, and all outstanding options on an as-exercised basis; and does not include any convertible securities converting into this round of financing).

"**B**" shall mean the number of shares of Common Stock that would have been issued if such shares issued in the new issue had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation with respect to the new issue by CP_1).

"**C**" shall mean the number of shares of stock issued in the subject transaction.

(b) Exceptions. The following issuances shall not trigger the anti-dilution adjustment set forth in Section 7(a) above:

(i) shares of Common Stock issuable upon conversion of any of the Series A Preferred, or as a dividend or distribution on the Series A Preferred;

(ii) shares of Common Stock or Preferred Stock issued upon the conversion of any debenture, warrant, option, or other convertible security;

(iii) shares of Common Stock issuable upon a stock split, stock dividend, or any subdivision of shares of Common Stock;

(iv) shares of Common Stock (or options to purchase such shares of Common Stock) issued or issuable to employees or directors of, or consultants to, the Corporation pursuant to any plan approved by the Corporation's Board of Directors; or

(v) shares of Common Stock or Preferred Stock issued in connection with a duly approved *bona fide* strategic alliance, partnership agreement, or business acquisition of or by the Corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise.

8. Voting Rights. The Series A Preferred Stock will be non-voting until converted into Common Stock on an as-converted basis, except as specifically required in the Corporation's Bylaws or by law.

9. Decisions Requiring Approval of Preferred Stock. The Corporation hereby covenants and agrees that as long as shares of Series A Preferred Stock are outstanding, it shall not, without the approval of a Majority in Interest of the Series A Preferred Stock, amend or waive any provision of the Corporation's Certificate of Incorporation, Bylaws, or this Certificate in a manner adverse to the holders of Series A Preferred Stock.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "WHEREABLE TECHNOLOGIES, INC." IS DULY FORMED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE FOURTEENTH DAY OF OCTOBER, A.D. 2021.

Jeffrey W. Bullock, Secretary of State

5709102 8300

SR# 20213505659

Authentication: 204410771

Date: 10-14-21

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF "WHEREABLE TECHNOLOGIES, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF OCTOBER, A.D. 2021, AT 5:04 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5709102 8100
SR# 20213505659

Authentication: 204410770
Date: 10-14-21

You may verify this certificate online at corp.delaware.gov/authver.shtml